Exhibit 99.1

Notice of Annual General and Special

Meeting of Shareholders

Management Information Circular

April 30, 2026

April 30, 2026

Dear Shareholder:

On behalf of the Board of Directors and Management of Electra Battery Materials Corporation we would like to invite you to attend the annual general and special meeting of shareholders:

Date:	Tuesday, June 23, 2026

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

The enclosed management proxy circular contains information about voting instructions, the business of the meeting, the nominated directors, corporate governance practices and how the Company compensates its executives and directors. The Circular also contains information on the Company’s 2022 Amended and Restated LTIP and 2024 Amended and Restated Employee Share Purchase Plan.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either at the meeting or by completing and returning your proxy form.

We appreciate your support and we will continue to work for your interests.

“Trent Mell”

Trent Mell President and Chief Executive Officer

TABLE OF CONTENTS

PART 1: VOTING INFORMATION	4
Who can vote?	4
How to vote?	5
Revoking Your Proxy	7
PART 2: BUSINESS OF THE MEETING	8
1. Receipt of Financial Statements	8
2. Appointment of Auditor	8
3. Election of Directors	9
4. 2022 Amended and Restated LTIP	14
5. 2024 ESP Plan	16
6. Ratification of Previous Grants Under the 2022 Amended and Restated LTIP	17
7. Reverse Split of the Common Shares	18
PART 3: ABOUT ELECTRA	22
Corporate Governance Practices	22
Role of the Board	23
Committees of the Board	25
PART 4: EXECUTIVE COMPENSATION	28
Report of the Compensation, Governance, and Nominating Committee	28
Compensation Discussion and Analysis	29
Risks Associated with Compensation	34
Financial Instruments	34
Performance Chart	34
Summary Compensation	35
Incentive Plan Awards	38
Value Vested or Earned During the Year	39
Pension Benefits	39
Termination and Change of Control Benefits	39
Securities Authorized for Issuance Under Equity Compensation Plans	40
PART 5: DIRECTOR COMPENSATION	50
PART 6: OTHER INFORMATION	52
Indebtedness of Directors and Executive Officers	52
Interest of Certain Persons or Companies in Matters to be Acted Upon	52
Interest of Informed Persons in Material Transactions	52
Management Contracts	53
Other Matters	53
Shareholder Proposals	53
Additional Information	53
Approval of Directors	53
SCHEDULE 1: MANDATE OF THE BOARD OF DIRECTORS	54

NOTICE OF ANNUAL GENERAL AND

SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of ELECTRA BATTERY MATERIALS CORPORATION (the “Company”) will be held on Tuesday, June 23, 2026, at 10:00 a.m. (Toronto time), for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2025, together with the report of the Auditors thereon;

2.	To appoint MNP LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;

3.	To elect directors of the Company for the ensuing year;

4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders to approve the 2022 Amended and Restated LTIP, as more particularly described in the accompanying management information circular of the Company dated April 30, 2026 (the “Circular”);

5.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders to approve the 2024 Employee Share Purchase Plan (the “ESP Plan”) of the Company, as more particularly described in the Circular;

6.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to ratify a previous grant of awards issued pursuant to the 2022 Amended and Restated LTIP, as more particularly described in the Circular;

7.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for between two (2) and six (6) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company in its sole discretion, if at all, and as more particularly described in the Circular; and

8.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Tuesday, June 23, 2026

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

An “ordinary resolution” requires a simple majority of the votes cast at the Meeting, whether in person or by proxy. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy) in respect of that resolution at the Meeting. The resolution to approve the Reverse Split of the Common Shares of the Company requires a special resolution, the text of this special resolution has been provided in the Circular. The Reverse Split is described in further detail in the Circular, which forms part of this Notice. The resolutions to approve the 2022 Amended and Restated LTIP and the 2024 Amended and Restated ESP Plan requires a simple majority of the votes cast at the Meeting by Shareholders. The resolution to approve the previous grants of awards under the 2022 Amended and Restated LTIP requires a simple majority of the votes cast at the Meeting by disinterested Shareholders. The text of these resolutions has been provided in the Circular.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular, which forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on April 30, 2026 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario
April 30, 2026

By Order of the Board of Directors,
“Trent Mell”

Trent Mell President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of Electra Battery Materials Corporation (the “Company” or “Electra”) for use at the annual general and special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Tuesday, June 23, 2026 at the time and place and for the purposes outlined in the accompanying Notice of Annual General and Special Meeting of Shareholders and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at April 30, 2026.

All Shareholders are strongly encouraged vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Tuesday, June 23, 2026

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Company by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of soliciting proxies in connection with the Meeting will be borne directly by the Company.

Notice-and-Access

The Company is availing itself of the “notice-and-access” provides in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders (as defined below) and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Non-Registered Shareholders (as defined below), which allow the Company to deliver this Circular and other proxy-related materials to Shareholders via certain specified electronic means, provided that the conditions of NI 51-102 and NI 54-101 are met.

The Company will deliver this Circular and other proxy-related materials to Shareholders by posting it on its website at https://www.electrabmc.com/investors/?scroll=agm. These materials will be available on the Company’s website on or before May 21, 2026 and will remain on the website for one full year thereafter. The materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca on or before May 21, 2026. Shareholders may contact the Company’s transfer agent, TSX Trust Company (“TSX Trust”), at 1-888-433-6443 or by email at tsxt-fulfilment@tmx.com to request a paper copy of the Circular and other proxy-related materials. Shareholders with questions on notice-and-access may also contact TSX Trust.

The Company will not use the procedure known as “stratification” about the use of notice-and-access provisions. Stratification occurs when a reporting issuer using the notice-and-access provisions provides a paper copy of the Circular to certain Shareholders with the notice package.

PART 1: VOTING INFORMATION

Who can vote?

Registered and Non-Registered Shareholders

You have the right to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, if you owned Common Shares of the Company as of the close of business (Toronto time) on April 30, 2026 (the “Record Date”). Each Common Share you own entitles you to one vote in person or by proxy at all meetings of the Shareholders. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

You are a registered Shareholder (a “Registered Shareholder”) if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by Electra’s transfer agent, TSX Trust. You are a non-registered (or beneficial) Shareholder (a “Non-Registered Shareholder”) if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common Shares outstanding and principal holders of Common Shares

As of the Record Date, the Company had 103,738,331 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, no person or company beneficially owned, or controlled or directed, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, with the exception of the following:

•	O’Connor Alternative Investments, LLC (“O’Connor”), as investment manager to Nineteen77 Global Multi-Strategy Alpha Master Limited holds (i) 8,962,596 Common Shares representing approximately 8.6% of the issued and outstanding Common Shares of the Company as of the Record Date (on a non-diluted basis). O’Connor also owns (i) 10,385,359 warrants to purchase Common Shares at an exercise price of $1.25 per Common Share (the "October 2025 Warrants"), and (ii) 2,043,968 Pre-Funded Warrants. The warrants are subject to a blocker which prevents the holder from exercising the warrants to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise or conversion.
•	Highbridge Capital Management LLC (“Highbridge”) holds (i) 7,734,578 Common Shares, representing approximately 7.4% of the issued and outstanding Common Shares of the Company as of the Record Date (on a non-diluted basis). Highbridge also owns (i) 15,767,889 October 2025 Warrants, (ii) 199,000 warrants to purchase Common Shares at an exercise price of $1.77 per Common Share (the “April 2025 Warrants”) and (iii) 2,441,688 Pre-Funded Warrants. The warrants are subject to a blocker which prevents the holder from exercising the warrants to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise or conversion.
•	Each of Whitebox Advisors LLC (“WA”) and Whitebox General Partner LLC (“WGP”) is deemed to be the beneficial owner of 8,200,099 Common Shares, as a result of WA’s clients' ownership of 8,200,099 Common Shares, representing approximately 7.9% of the issued and outstanding Common Shares of the Company as of the Record Date (on a non-diluted basis). WA's clients also own (i) 28,884,464 October 2025 Warrants and (ii) 21,920,001 Pre-Funded Warrants. The warrants are subject to a blocker which prevents the holder from exercising the warrants to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 9.9% of Common Shares outstanding as a result of the exercise or conversion.

How to vote?

You can vote via the internet, fax, mail or email. You may elect to vote by proxy. Voting by proxy means you are giving someone else the authority to vote your shares for you (called your proxyholder).

Completing the Proxy Form

This package includes a proxy form (for Registered Shareholders) (the “Proxy Form”) that includes the names of Electra officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your Proxy Form and do not specify how you want to vote your Common Shares, one of these officers or directors will vote your Common Shares in favour of the items listed in the Notice of Annual General and Special Meeting of Shareholders.

You can also appoint someone else to be your proxyholder. Fill in his or her name in the space provided on the Proxy Form, or by completing another Proxy Form and providing proper instructions to vote your Common Shares. This person does not need to be a Shareholder. Your vote can only be counted if he or she attends the Meeting and votes your Common Shares.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If you do not specify how you want to vote your Common Shares, your proxyholder can vote as he or she sees fit. If there are changes or new items, your proxyholder has the discretionary authority to vote your Common Shares as he or she sees fit.

Returning your Proxy Form

To be effective, TSX Trust must receive your completed Proxy Form no later than 10:00 a.m. (Toronto time) on Friday, June 19, 2026.

If the Meeting is postponed or adjourned, we must receive your completed Proxy Form by 10:00 a.m. (Toronto time), two (2) full business days before any adjourned or postponed Meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and he or she is under no obligation to accept or reject a late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of Discretion

Concerning matters specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying Proxy Form will vote Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your Proxy Form will vote or withhold from voting per your instructions on any ballot that may be called for and if the Shareholder specifies a choice concerning any matter to be acted upon, the Common Shares will be voted accordingly. The proxy will confer discretionary authority on the nominee with respect to matters identified in the Proxy Form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Registered Shareholders

Registered Shareholders can vote by proxy or in person in one of the following ways:

Voting by proxy

Internet

Go to www.meeting-vote.com and follow the instructions on the screen. You will need your control number, which appears below your name and address on the proxy form.

Email and Fax

Complete both sides of the proxy form, sign and date it and fax both sides to the Company’s transfer agent, TSX Trust Company, Attention: Proxy Department, to 416-607-7964 or scan and email to proxyvote@tmx.com.

Mail

Complete, sign and date the Proxy Form and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

As noted above, shareholders, employees and other stakeholders, the Company encourages Shareholders to vote in advance of the Meeting using the Proxy Form or the voting instruction form provided to them with the Meeting materials.

Non-Registered Shareholders

The information outlined in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name should note that only proxies deposited by Registered Shareholders will be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Non-Registered Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy Form provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, provides those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the voting instruction forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Non-Registered Shareholders fall into two categories — those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. The Company will not be sending proxy-related materials directly to NOBOs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver proxy-related materials to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents if the OBO wishes to receive them, the OBO may not receive the documentation.

As noted above, a Non-Registered Shareholder receiving a voting instruction form cannot use that voting instruction form to vote the Common Shares directly at the Meeting or any adjournment or postponement thereof. Although a Non-Registered Shareholder may not be recognized directly at the Meeting to vote Common Shares registered in the name of his or her broker, a Non-Registered Shareholder may obtain a legal proxy from such broker, or Broadridge as the agent for that broker, to attend the Meeting as a proxyholder for the Registered Shareholder and vote their Common Shares in that capacity. To do this, a Non-Registered Shareholder must enter their own name in the blank space on the voting instruction form indicating that they or their appointee are going to attend and vote at the Meeting and return the voting instruction form to their broker or Broadridge per the instructions provided well in advance of the Meeting. The Non-Registered Shareholder will also need to complete the pre-registration steps noted above in advance of the 10:00 a.m. (Toronto time) on Friday, June 19, 2026 deadline to receive a separate phone number and a unique PIN for registration purposes at the Meeting. Non-Registered Shareholders who have not duly appointed themselves and have not completed the pre-registration steps will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

All references to Shareholders in the Notice of Annual General and Special Meeting of Shareholders, Circular and the accompanying Proxy Form are to Registered Shareholders of the Company as set forth on the list of Registered Shareholders of the Company as maintained by the registrar and transfer agent of the Company, TSX Trust, unless specifically stated otherwise.

Revoking Your Proxy

Registered Shareholders can revoke a vote you made by proxy in one of two (2) ways:

1.	Complete a new Proxy Form that is dated later than the Proxy Form you want to revoke, and then mail it to TSX Trust, so they receive it by 10:00 a.m. (Toronto time) on Friday, June 19, 2026; or

2.	Send a notice in writing to the registered office of the Company at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3 so that it is received by 10:00 a.m. (Toronto time) on Friday, June 19, 2026 or, if the Meeting is adjourned, the last business day preceding the day of the postponed Meeting.

PART 2: BUSINESS OF THE MEETING

The Meeting will be held:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2025, together with the report of the Auditors thereon;

2.	To appoint MNP LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;

3.	To elect directors of the Company for the ensuing year;

4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders to approve the 2022 Amended and Restated LTIP, as more particularly described herein;

5.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of shareholders to approve 2024 Employee Share Purchase Plan (the “2024 ESP Plan”) of the Company, as more particularly described in the Circular;

6.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to ratify a previous grant of awards issued pursuant to the 2022 Amended and Restated LTIP, as more particularly described in the Circular;

7.	To consider and, if deemed advisable, to approve, with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for between two (2) and six (6) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company (the “Board”) in its sole discretion, if at all, and as more particularly described herein; and

8.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

1.	Receipt of Financial Statements

The audited financial statements of the Company for the year ended December 31, 2025 together with the report of the Auditors thereon, will be presented to the Shareholders at the Meeting. Copies of the financial statements, the Auditors’ report and management’s discussion and analysis for the year ended December 31, 2025, have been mailed to all Registered Shareholders and Non-Registered Shareholders who have opted to receive such materials. These documents can also be found on the Company’s website at www.ElectraBMC.com and are also available on SEDAR+ at www.sedarplus.ca.

No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

2.	Appointment of Auditor

Management of the Company has recommended to the Board that the Company propose MNP LLP to the Shareholders for election as the Company’s auditors. MNP LLP was first appointed Auditors of the Company on September 18, 2023.

The Board recommends that Shareholders vote FOR the appointment of MNP LLP. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of MNP LLP, as Auditors of the Company for the ensuing year, until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the directors.

3.	Election of Directors

Nominees for the Board of Directors

The Board is currently comprised of seven (7) directors, all of whom are being put forward for election at the Meeting. Shareholders will be asked to elect seven (7) directors to serve until the next annual meeting of Shareholders or until their successors are duly elected or appointed. The term of office for each of the Company’s present directors will expire at the conclusion of the Meeting.

Management of the Company has nominated David Stetson, John Pollesel, Trent Mell, Alden Greenhouse, Gerard Hueber, Jody Thomas and Susan Uthayakumar, each a current director of the Company, for election.

The Board recommends that Shareholders vote FOR the election of each of the nominees. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the election of each of the nominees.

The Company expects all its directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces the Company’s corporate values and culture of transparency, teamwork and individual accountability. Above all, the Company expects that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Director Independence

A director is considered independent if he or she has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably be expected to interfere with the exercise of independent judgment. This determination is made in accordance with applicable Canadian securities laws and in accordance with the corporate governance requirements of the Nasdaq Capital Market (“Nasdaq”), which permit the Company, as a “Foreign Private Issuer” as defined under U.S. federal securities laws, to follow home country corporate governance practices, except as otherwise required by applicable U.S. federal securities laws, and provided that it discloses the material ways in which its corporate governance practices differ from those applicable to U.S. domestic issuers listed on Nasdaq, which such disclosure is available on the Company’s website at www.ElectraBMC.com. The Board has determined that it is in the best interests of the Company to ensure a majority independent Board at all times.

As of the date of this Circular, five of the Company’s seven directors are considered independent. Trent Mell, the Company’s President and Chief Executive Officer, and David Stetson are not independent. In connection with the Company’s series of restructuring transactions completed in 2025 (the “Restructuring”), Mr. Stetson was to the Board in August 2025 at the request of the lenders thereto pursuant to the terms of the Company’s bridge loan financing. While Mr. Stetson is standing for election by Shareholders in accordance with applicable corporate and securities laws and not pursuant to any formal nomination right of the lenders, the Board has determined that his association and historical dealings with the lenders is reasonably perceived to constitute a “material relationship” under National Instrument 52-110 – Audit Committees (“NI 52-110”) and Mr. Stetson is therefore considered “not independent” within the meaning of NI 52-110. The remaining directors are considered independent.

The Board believes that all directors bring valuable experience and perspectives, particularly in relation to capital markets, financing and strategic oversight, which are important at the Company’s current stage of development.

To support effective independent oversight, the Board has adopted governance practices designed to promote objective decision-making and accountability, including the presence of independent directors, the appointment of an independent Lead Director, the establishment of an Audit Committee composed entirely of independent directors in accordance with applicable requirements under U.S. and Canadian securities laws and listing standards, clearly defined committee mandates, and regular in camera meetings of independent directors without management present. The Board believes these practices provide appropriate checks and balances and effective oversight having regard to the Company’s circumstances and stage of development.

Director Profiles

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of securities of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Trent Mell, 56 Toronto, Ontario, Canada Director since March 14, 2017 Not Independent	Trent Mell is the Founder & CEO of Electra Battery Materials, which is constructing North America’s first battery-grade cobalt refinery, with plans to expand into the processing of other critical minerals. He has more than 25 years of international business experience across mining, mineral processing, investment banking, and law, including Barrick Gold, Sherritt International, North American Palladium and Stikeman Elliott LLP. He has led corporate transactions exceeding $10 billion and corporate finance deals totaling more than $2 billion. Trent is also a Board member for the Toronto French School and previously served on the Boards of Toronto Hydro-Electric System Limited and Boost Child & Youth Advocacy Centre. Trent holds an Executive MBA from the Kellogg School of Management and the Schulich School of Business, an LL.M from Osgoode Hall, and a B.A., B.C.L., and LL.B. from McGill.
Securities Held Shares: 191,165* Options: 1,182,134 Deferred Share Units:28,641 Restricted Share Units: 0 Performance Share Units: 0 Warrants: 53,025	Member Board	Principal Occupation President and CEO, Electra
*21,924 shares are held by Cienna Capital Corp., a company controlled by Trent Mell	Other Directorships None	Duration n/a

David Stetson, 69 Miramar Beach, Florida, USA Director since August 22, 2025 Not Independent

David J. Stetson is a seasoned executive with over three decades of leadership experience in natural resources, finance, and corporate strategy. He has held senior roles across the energy and mining sectors, with deep expertise in restructuring, operational transformation, and governance. David most recently served as Chairman and CEO of Alpha Metallurgical Resources (NYSE: AMR), where he drove significant operational improvements, reduced debt by approximately $800 million, and grew the company's market capitalization from $50 million to over $4 billion, positioning it as the largest metallurgical coal producer in the United States. He also served on the Board of Mallinckrodt Pharmaceuticals, chairing its Compliance and Corporate Governance Committee and supporting the company's restructuring and merger with Endo Pharmaceuticals. David holds a Bachelor of Science from Murray State University, a Juris Doctor from the University of Louisville, and an MBA from the University of Notre Dame.

Securities Held Shares: 390,121 Options: 0 Deferred Share Units: 53,100 Warrants: 266,666	Member Board (Chair)	Principal Occupation Retired
	Other Directorships None	Duration n/a

John Pollesel, 62 Sudbury, Ontario, Canada Director since May 17, 2017 Independent

Mr. John Pollesel has over 35 years of experience in the mining and metals industry. Most recently he was Chief Executive Officer of Boreal Agrominerals Inc. and prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an MBA from Laurentian University and is a FCPA.

Securities Held Shares: 26,250 Options: 50,399 Deferred Share Units: 115,160 Warrants 20,000	Member Board (Lead Director) Audit Committee Compensation, Governance and Nominating Committee (Chair) Operations Committee	Principal Occupation Retired
*10,000 shares and 10,000 warrants are held by The John Pollesel Trust	Other Directorships North American Construction Group Ltd.	Duration November 2017 – Present

Alden Greenhouse, 49 Toronto, Ontario, Canada Director since February 25, 2025 Independent

Alden Greenhouse has over 25 years of experience in mining and capital markets, currently holding the position of Vice President, Critical & Strategic Minerals for Agnico Eagle Mines Ltd. Prior to his current role Mr. Greenhouse held the position of Vice President Corporate Development and Business Strategy for Agnico Eagle, during which he was a key leader in the team that completed the US$24B merger between Agnico Eagle Mines and Kirkland Lake Gold. Prior to joining Agnico Eagle in 2013, Mr. Greenhouse was the CFO of a junior mining company and before that worked in various roles at RBC Capital Markets’ fixed income and currency trading floor. Mr. Greenhouse holds a Master of Science degree in Accounting and Finance from the London School of Economics and Political Science and an Honours Bachelor of Commerce from McMaster University. He also holds designations as a Certified Management Accountant (CMA - USA) and a Chartered Financial Analyst (CFA).

Securities Held Shares: 5,000 Options: 0 Deferred Share Units: 39,000 Warrants: 5,000	Member Board Audit Committee (Chair) Operations Committee	Principal Occupation Vice-President, Critical & Strategic Minerals, Agnico Eagle Mines Ltd.
	Other Directorships None	Duration n/a

Gerard Hueber, 66 Alexandria, Virginia, USA Director since October 15, 2025 Independent

Gerard Hueber is a decorated naval leader and seasoned executive with decades of experience spanning the U.S. Navy and industry. Most recently, he was responsible for an $8B portfolio while serving as the Vice President of Naval Power Requirements and Capabilities in Raytheon, an RTX business, which is the world’s largest aerospace and defense company. Prior to joining the private sector, Hueber served in the United States Navy, with more than 30 years of distinguished military service and strategic leadership experience commanding at multiple levels. He continues to advise Fortune 500 companies and defense organizations on security strategy, risk management, and operational excellence. His global expertise in logistics, defense infrastructure, and international partnerships brings a valuable perspective to advancing North America’s energy security and supply chain resilience. Gerard holds a Bachelor of Science from the United States Naval Academy and a Master of Arts in National Security and Strategic Studies from the U.S. Naval War College. He is also a Fellow of MIT’s Seminar XXI on Foreign Politics, International Relations and National Interest.

Securities Held Shares: 66,666 Options: 0 Deferred Share Units: 30,500 Warrants: 66,666	Member Board Operations Committee (Chair) Compensation, Governance and Nominating Committee	Principal Occupation Principal, Hueber Maritime Associates, LLC
	Other Directorships None	Duration n/a

Jody Thomas, 62 Victoria, British Columbia, Canada Director since October 15, 2025 Independent

Jody Thomas is a distinguished public servant with decades of leadership across Canada’s national security, defense, and governance sectors. She most recently served as National Security and Intelligence Advisor to the Prime Minister of Canada, guiding strategic decision-making at the highest levels of government. Prior to that role, Jody held senior positions including Deputy Minister of National Defence and Commissioner of the Canadian Coast Guard, where she led major organizational and operational reforms. Her experience in public administration, operational leadership, and risk management support Electra's strategic priorities across North America’s critical minerals supply chain. A pioneer in Canadian defense history, Jody joined the naval reserves at the age of 17 and became one of the first woman to serve aboard a Canadian military vessel. She holds a Bachelor of Arts from Carleton University.

Securities Held Shares: 0 Options: 0 Deferred Share Units: 30,500	Member Board Compensation, Governance and Nominating Committee	Principal Occupation Retired
	Other Directorships None	Duration n/a

Susan Uthayakumar, 54 Miami, Florida USA Director since October 1, 2019 Independent

Ms. Susan Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc., where she leads company’s customer-focused sustainability and energy solutions business as Chief Energy and Sustainability Officer. In this role, she is responsible for evaluating and scaling both existing and emerging energy solutions across the Prologis platform. She also partners with Prologis’ environmental stewardship, social responsibility and governance (ESG) team on strategy, progress, stakeholder engagement and related initiatives. Prior to joining Prologis, Susan was president of Schneider Electric’s Sustainability Business Division. During her 16 year tenure with the company, she was instrumental in transforming Schneider Electric to a digital power and automation technology company by driving sustainability, efficiency and resiliency. Before that, she was CEO of Schneider Canada. Uthayakumar recently was recognized as a 2021 Environment+Energy Leader 100 Honoree for successfully delivering climate mitigation action to enterprise customers. Previously, Susan led strategy and M&A projects globally with McCain Foods Limited, an international leader in the frozen food industry, and held various leadership positions with Deloitte, a global advisory firm.

Securities Held Shares: 19,011 Options: 25,199 Deferred Share Units: 91,126	Member Board Audit Committee	Principal Occupation Chief Energy & Sustainability Officer, Prologis, Inc.
	Other Directorships Wajax Corporation	Duration May 2020 – Present

The Company does not have an executive committee of its Board.

Except as set out herein, no proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders

To the knowledge of the Company, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all "cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the proposed directors.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Company, no proposed director:

(c)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(e)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(f)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Advance Notice Provision

The Company’s by-laws contain advance notice provisions (the “Advance Notice Provision”), which require that advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than under: (i) a requisition of a meeting made under the provisions of the Canada Business Corporations Act (“CBCA”); or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company before any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision will allow the Company to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Company will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

4.	2022 Amended and Restated LTIP

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders in the form set out below (the “LTIP Resolution”), to approve the 2022 amended and restated LTIP (the “2022 Amended and Restated LTIP”).

The 2022 Amended and Restated LTIP is a key component of the Company’s compensation framework and is intended to align the interests of directors, officers and employees with those of Shareholders by linking a meaningful portion of compensation to the long-term performance of the Company. The 2022 Amended and Restated LTIP supports the Company’s ability to attract, retain and motivate qualified personnel in a competitive market, particularly given the Company’s stage of development and focus on advancing its strategic objectives. By providing equity-based incentives, the 2022 Amended and Restated LTIP promotes a culture of ownership, encourages the achievement of key operational and financial milestones, and supports long-term value creation while allowing the Company to manage cash resources in a disciplined manner.

The 2022 Amended and Restated LTIP was last approved by Shareholders on June 24, 2025 and the LTIP Resolution does not amend the 2022 Amended and Restated LTIP, other than increasing the number of Options, PSUs, RSUs and DSUs (each as defined herein) available for grant thereunder. The maximum number of common shares reserved for issuance under the 2022 Amended and Restated LTIP is proposed to be increased to 10,990,784 common shares. This proposed reserve reflects a forward-looking plan limit of approximately 11% of the issued and outstanding common shares, together with an additional allocation to accommodate outstanding awards granted during a prior period of significant transition and retention requirements. The inclusion of this additional capacity is intended to align the 2022 Amended and Restated LTIP reserve with existing awards and ensure that all outstanding grants are properly reflected within the plan limits.

Within this overall reserve, the following sub-limits are proposed under the LTIP Resolution: the maximum number of common shares issuable pursuant to Options shall not exceed 8,725,000 common shares; the maximum number of common shares issuable pursuant to Restricted Share Units shall not exceed 440,000 common shares; the maximum number of common shares issuable pursuant to Performance Share Units shall not exceed 440,000 common shares; and the maximum number of common shares issuable pursuant to Deferred Share Units shall not exceed 1,385,784 common shares.

The TSXV has conditionally approved the 2022 Amended and Restated LTIP subject to Shareholder approval at the Meeting. If, at the Meeting, the Company does not obtain Shareholder approval of the 2022 Amended and Restated LTIP, the Company’s 2022 Amended and Restated LTIP will continue to remain in place without change.

A description of the 2022 Amended and Restated LTIP is set out under the heading “Securities Authorized For Issuance Under Equity Compensation Plans – 2022 Amended and Restated LTIP”

The Board has approved the 2022 Amended and Restated LTIP. The formal adoption of the 2022 Amended and Restated LTIP is subject to Shareholder approval at the Meeting and final TSXV approval.

The Board recommends that Shareholders vote FOR the LTIP Resolution. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the LTIP Resolution, the persons named in the accompanying proxy intend to vote FOR the LTIP Resolution.

The text of the LTIP Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF SHAREHOLDERS THAT:

a)	the 2022 Amended and Restated LTIP (as defined and described in the Company’s management information circular dated April 30, 2026), be and is hereby ratified, confirmed, authorized and approved;

b)	the form of 2022 Amended and Restated LTIP may be amended to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company;

c)	the Company be and is hereby authorized to grant stock options, performance share units, restricted share units and deferred share units pursuant and subject to the terms and conditions of the 2022 Amended and Restated LTIP and the Company be and is authorized to issue and allot common shares of the Company on exercise, redemption or settlement of those stock options, performance share units, restricted share units and deferred share units; and

d)	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

5.	2024 ESP Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution of Shareholders in the form set out below (the “ESP Plan Resolution”), authorizing the 2024 Employee Share Purchase Plan (the “ESP Plan”).

The ESP Plan was last approved by Shareholders on December 20, 2024. The ESP Plan Resolution does not amend the material terms of the ESP Plan, other than increasing the number of common shares reserved for issuance from 250,000 common shares to 400,000 common shares, representing approximately 0.4% of the issued and outstanding common shares as at the Record Date.

The ESP Plan is intended to promote employee share ownership and strengthen alignment between employees and Shareholders by enabling employees to acquire common shares of the Company on a voluntary basis. The Board believes that the ESP Plan is an important complement to the Company’s broader compensation framework, particularly given the Company’s stage of development and focus on capital discipline.

The increase in the number of shares reserved for issuance under the ESP Plan is intended to ensure that the plan continues to provide sufficient capacity to support employee participation over time. Based on current payroll levels and participation assumptions, the existing reserve provides limited capacity, and the proposed increase is designed to align the share reserve with expected participation levels while maintaining a disciplined approach to dilution.

The Board believes that the ESP Plan enables the Company to promote retention and alignment without significant cash outlay, thereby preserving capital for strategic priorities. Fostering an ownership culture across the organization is expected to support the Company’s long-term success and reinforce alignment with Shareholders. The Board expects that participation under the ESP Plan will remain broad-based and that share issuance will occur on a measured basis over time.

The TSXV has conditionally approved the 2024 ESP Plan subject to Shareholder approval at the Meeting. If, at the Meeting, the Company does not obtain Shareholder approval of the 2024 ESP Plan, the Company’s 2024 ESP Plan will continue to remain in place without change.

A description of the 2024 ESP Plan is set out under the heading “Securities Authorized For Issuance Under Equity Compensation Plans – 2024 ESP Plan”

The Board has approved the 2024 ESP Plan. The formal adoption of the 2024 ESP Plan is subject to Shareholder approval at the Meeting and final TSXV approval.

The Board recommends that Shareholders vote FOR the ESP Plan Resolution. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the ESP Plan Resolution, the persons named in the accompanying proxy intend to vote FOR the ESP Plan Resolution.

The text of the ESP Plan Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF SHAREHOLDERS THAT:

a)	the 2024 ESP Plan (as defined and described in the Company’s management information circular dated April 30, 2026), be and is hereby ratified, confirmed, authorized and approved;

b)	the form of 2024 ESP Plan may be amended to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company;

c)	the form of 2024 ESP Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company; and

d)	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

6.	Ratification of Previous Grants Under the 2022 Amended and Restated LTIP

On October 28, 2025 and March 31, 2026, the Company granted certain Awards (as defined herein) under the 2022 Amended and Restated LTIP (collectively, the “Over-Allocated Awards”). At the time of grant:

•	up to a maximum of 2,500,000 Commons Shares were reserved for issuance upon the exercise of Options.
•	up to a maximum of 125,000 Common Shares were reserved for issuance upon conversion of RSUs; and
•	up to a maximum of 400,000 Common Shares were reserved for issuance upon conversion of DSUs.

The issuance of the Over-Allocated Awards exceeded the foregoing limits as previously approved by the TSXV. Accordingly, and in accordance with Section 5.2(h) of TSXV Policy 4.4 - Security Based Compensation (“Policy 4.4”), the Corporation must seek shareholder approval to ratify the grant of the Over-Allocated Awards.

Accordingly, at the Meeting, Shareholders are being asked to approve the ratification of the following Over-Allocated Awards (the “Awards Resolution”):

Type of Award	Issue Date	Holder	Amount
Option	October 28, 2025	Trent Mell	828,000
Option	October 28, 2025	Paolo Toscano	386,000
Option	October 28, 2025	Heather Smiles	276,000
Option	March 31, 2026	James Chui	80,000
Option	March 31, 2026	Jay Sullivan	30,000
RSU	October 28, 2025	Michael Insulan	174,000
DSU	October 28, 2025	Jody Thomas	30,500
DSU	March 31, 2026	David Stetson	43,210
DSU	March 31, 2026	John Pollesel	27,469
DSU	March 31, 2026	Alden Greenhouse	12,500
DSU	March 31, 2026	Gerard Hueber	31,434
DSU	March 31, 2026	Jody Thomas	14,482
DSU	March 31, 2026	Susan Uthayakumar	30,864

The Over-Allocated Awards cannot be exercised or convertible and will not vest, as applicable, until such time as the grant of the Over-Allocated Awards is ratified by the Shareholders. If, at the Meeting, the Shareholders do not ratify the Awards Resolution and do not approve the LTIP Resolution, the Over-Allocated Awards will automatically terminate.

For the Award Resolution to be approved, the resolution must be passed by a majority of the votes cast in respect thereof by the disinterested Shareholders present or represented by proxy at the Meeting. The Shareholders excluded from voting their Common Shares in this matter are Shareholders who are also holders of Over-Allocated Awards (the “Excluded Shareholders”). As at the date hereof, the Excluded Shareholders hold an aggregate of 745,672 Common Shares, representing approximately 0.72% of the issued and outstanding Common Shares.

The Board recommends that Shareholders vote FOR the Award Resolution. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the Award Resolution, the persons named in the accompanying proxy intend to vote FOR the Award Resolution.

The text of the Award Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

a)	the grant of (i) 1,600,000 stock options, (ii) 190,459 deferred share units and (iii) 174,000 restricted share units under the Company’s 2022 Amended and Restated Long-Term Incentive Plan to the eligible participants set forth in, and as more particularly described in, the Circular, be and is hereby ratified and approved; and

b)	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

7.	Reverse Split of the Common Shares

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, a special resolution in the form set out below (the “Reverse Split Resolution”), to approve the amendment to the articles of the Company to complete the Reverse Split of the Common Shares at a ratio of one (1) post-Reverse Split Common Share for between two (2) and six (6) pre-Reverse Split Common Shares as determined by the Board in its sole discretion.

Required Approvals and Effective Date

The ability of the Board to effect the Reverse Split is subject to the approval of Shareholders at the Meeting and the acceptance of the TSXV.

The Reverse Split must be passed by a “special resolution” of Shareholders. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy).

The Reverse Split will take effect on a date to be coordinated with the TSXV. The Company will announce by news release the effective date of the Reverse Split.

Notwithstanding the foregoing, even if the Reverse Split Resolution is approved by Shareholders at the Meeting, the Board may elect not to proceed with the Reverse Split, in its sole discretion. The Board will continue to assess market conditions and the interests of the Company and Shareholders before proceeding to effect the Reverse Split, if at all.

Principal Reasons for Effecting the Reverse Split

The Board believes that the Reverse Split is an important step in maintaining the Company’s strategic positioning in the capital markets and supporting long-term shareholder value.

A primary consideration for seeking approval of a reverse split is the Company’s continued listing on the Nasdaq Capital Market. On October 15, 2025, Shareholders approved a reverse split; however, that authorization has since expired and is no longer available to the Company. The Board believes it is prudent to renew this authorization to provide flexibility to respond to market conditions.

As of the date of this Circular, the Company has received a notice from Nasdaq on March 16, 2026 indicating that it is not in compliance with the minimum bid price requirement of US$1.00 per share. Under Nasdaq rules, the Company has a defined period to regain compliance by September 14, 2026. The Reverse Split, if implemented, is intended to support the Company in regaining compliance with Nasdaq listing requirements and preserving its listing on Nasdaq.

Maintaining a Nasdaq listing is strategically important to the Company. A significant portion of the trading liquidity in the Company’s Common Shares occurs on Nasdaq, and the Company has developed a meaningful U.S. and international shareholder base. Continued access to Nasdaq supports trading liquidity, visibility and access to a broader institutional investor base, which the Board believes is important to the Company’s ability to raise capital and execute its business strategy. The Board also believes that maintaining access to U.S. capital markets is particularly important given the Company’s strategic positioning within the North American critical minerals supply chain.

In addition, the Board believes that a higher trading price per Common Share may enhance the Company’s ability to attract investment from institutional investors and certain retail investors who are subject to minimum share price thresholds. A higher share price may also improve market perception and reduce volatility associated with low-priced securities.

The Board also considered the impact of the Company’s recent balance sheet and restructuring transactions, notably the Restructuring completed in October 2025, which resulted in an increase in the number of Common Shares outstanding. The Reverse Split would be intended, in part, to adjust the Company’s capital structure following these transactions and align the number of outstanding shares with the Company’s current stage of development.

Shareholders are being asked to approve the Reverse Split at a ratio of one (1) post-Reverse Split Common Share for between two (2) and six (6) pre-Reverse Split Common Shares, with the exact ratio to be determined by the Board based on market conditions, trading levels and the interests of the Company and its Shareholders at the time of implementation.

The Board will continue to assess market conditions, trading levels and the interests of the Company and its Shareholders in determining whether and when to implement the Reverse Split.

Principal Effects of the Reverse Split

As of the date hereof, the Company has 103,738,331 Common Shares issued and outstanding. Should the Board proceed with the Reverse Split on the basis of one (1) post-Reverse Split Common Share for two (2) pre-Reverse Split Common Shares, the number of post-Reverse Split Common Shares issued and outstanding will be approximately 51,869,165 (on a non-diluted basis). Should the Board proceed with the Reverse Split on the basis of one (1) post-Reverse Split Common Share for six (6) pre-Reverse Split Common Shares, the number of post-Reverse Split Common Shares issued and outstanding will be approximately 17,289,813 (on a non-diluted basis).

The implementation of the Reverse Split would not affect the total Shareholders’ equity of the Company or any components of Shareholders' equity as reflected on the Company's financial statements except: (i) to change the number of issued and outstanding Common Shares; and (ii) to change the relative exercise and conversion prices of the Company’s outstanding convertible securities to reflect the Reverse Split.

The Reverse Split will not change any Shareholder’s proportion of votes to total votes (other than due to the impact of the treatment of fractional Common Shares as described below); however, if the Reverse Split is effected by the Board, the total number of votes that a Shareholder may cast at any future Shareholder meeting of the Company will be reduced.

Any fractional Common Share resulting from the Reverse Split will be rounded to the nearest whole number.

Risk Factors

The effect of the Reverse Split on the market price of the Common Shares cannot be predicted with certainty. There is no assurance that the total market capitalization of the Company following the Reverse Split will equal or exceed that prior to the Reverse Split, or that the reduced number of Common Shares outstanding will not adversely affect liquidity. There can also be no assurance that the trading price of the Common Shares following the Reverse Split will remain higher than, or be proportionate to, the pre-split trading price, and the market price may decline following the Reverse Split by a greater percentage than would otherwise occur.

There is no guarantee that the Reverse Split will enable the Common Shares to maintain compliance with Nasdaq listing requirements, including the minimum bid price requirement. Further, the Reverse Split may result in an increase in odd-lot shareholders, potentially increasing transaction costs for certain shareholders and reducing the number of round-lot holders required for Nasdaq listing. As a result, the Common Shares may be delisted prior to or notwithstanding the implementation of the Reverse Split.

There are additional risks and uncertainties related directly to the Company that could affect the value of the Common Shares including the risk factors discussed in management's discussion and analysis for the year ended December 31, 2025 and the Company's Annual Report on Form 20-F dated March 27, 2026 (“Form 20-F”), each of which may be viewed online at www.sedarplus.ca under the profile of the Company.

Effect on Common Share Certificates

If the Board elects to effect the Reverse Split, in its sole discretion, the Company shall issue a news release announcing the terms and the effective date of the Reverse Split before the Company files an amendment to the Articles with the authorities that administer the CBCA. The Company will also prepare a letter of transmittal (the “Letter of Transmittal”).

Following an announcement of an effective date of the Reverse Split (if any), in order to obtain a certificate or certificates representing the post-Reverse Split Common Shares after giving effect to the Reverse Split, each Registered Shareholder shall complete and execute the Letter of Transmittal and deliver the same to TSX Trust Company, together with their Common Share certificates representing their pre-Reverse Split Common Shares in accordance with the instructions set out in the Letter of Transmittal. The certificates that are surrendered shall be exchanged for new certificates representing the number of post-Reverse Split Common Shares to which such Registered Shareholder is entitled as a result of the Reverse Split. No delivery of a new certificate to a Registered Shareholder will be made until the Registered Shareholder has surrendered his, her or its existing certificates representing the pre Reverse Split Common Shares. In the event that the Reverse Split is not implemented, all Common Share certificates delivered pursuant to a Letter of Transmittal will be returned to the respective Registered Shareholders. In addition, after the exchange of pre-Reverse Split Common Share certificates for post-Reverse Split Common Share certificates, shareholders will have no further interest with respect to any fractional post-Consolidated Common Shares.

PRIOR TO AN ANNOUNCEMENT OF AN EFFECTIVE DATE OF THE REVERSE SPLIT (IF ANY), SHAREHOLDERS SHOULD NOT DESTROY ANY COMMON SHARE CERTIFICATES AND SHOULD NOT DELIVER THEIR COMMON SHARE CERTIFICATES OR THE LETTER OF TRANSMITTAL TO THE COMPANY OR TSX TRUST COMPANY.

Only Registered Shareholders are required to complete, sign and submit the appropriate Letter of Transmittal as described above. Non-Registered Shareholders are not required to submit a Letter of Transmittal. The intermediary or clearing agency, through whom the Non Registered Shareholder holds the pre-Reverse Split Common Shares will take the appropriate steps to ensure the holder's accounts are adjusted to reflect the exchange ratio, as applicable. If you hold your Common Shares with an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

No Dissent Rights

Under the CBCA, shareholders do not have any dissent and appraisal rights with respect to the proposed Reverse Split. If the Company implements the Reverse Split, the Company will not independently make such rights available to shareholders.

Shareholder Approval Authorizing the Reverse Split

The Board recommends that Shareholders vote FOR the Reverse Split Resolution. To be effective, the Reverse Split Resolution must be approved by no less than two thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the Reverse Split Resolution, the persons named in the accompanying proxy intend to vote FOR the Reverse Split Resolution.

The text of the Reverse Split Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION OF SHAREHOLDERS THAT:

1.	the Articles of the Company be amended to provide that:

a.	the authorized share capital of the Company is altered by completing a reverse split of the issued and outstanding common shares of the Company (the “Reverse Split”) on the basis of one (1) post-Reverse Split Common Share for between two (2) and six (6) pre-Reverse Split Common Shares, in the sole discretion of the Board, if at all; and

b.	any fractional common share arising post-Reverse Split of the common shares of the Company will be rounded to the nearest whole common share;

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions; and

3.	notwithstanding that this resolution has been duly passed by the shareholders, the Board is hereby authorized and empowered, if it decides not to proceed with this resolution, to revoke this resolution, in its sole discretion, in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders.”

PART 3: ABOUT ELECTRA

Corporate Governance Practices

Electra is committed to maintaining a strong and effective governance framework that supports the long-term interests of Shareholders and reinforces accountability, transparency and disciplined decision-making.

The Company’s governance framework continues to evolve as Electra advances its strategic, operational and capital markets priorities. The Board believes that effective governance is fundamental to building and maintaining Shareholder confidence, supporting access to capital, and ensuring appropriate oversight of strategy, risk management and management performance.

Electra’s governance practices are designed to comply with applicable Canadian and U.S. regulatory requirements, including those of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the TSX Venture Exchange and the Nasdaq Capital Market, and to align, where appropriate, with evolving governance expectations of institutional investors and proxy advisory firms.

The Board has adopted a formal mandate for the Board and charters for each of its committees, together with key corporate policies and practices, including the Company’s Code of Business Conduct and Ethics (the “Code of Conduct”). These documents are reviewed periodically and are available on the Company’s website at www.ElectraBMC.com.

Independent directors meet regularly in camera, without management present, including at each quarterly Board meeting. Where the Chair is not independent, the Board will appoint a Lead Director to support independent oversight, including presiding over in camera sessions and facilitating communication among independent directors.

The Board has not adopted formal term limits for the directors or other mechanisms of Board renewal, mandatory retirement policies or prescriptive overboarding limits. Instead, the Board and the Compensation, Governance and Nominating Committee assess Board effectiveness, composition, renewal and director capacity on an ongoing basis, with a focus on maintaining an appropriate mix of skills, experience, independence, diversity of perspective and availability, and on balancing continuity with periodic Board refreshment. The Board believes that age, or number of Board seats are not, in themselves, determinants of a director’s ability to make an effective contribution to the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment.

The following discussion outlines some of Electra’s current corporate governance practices, particularly with respect to the matters addressed by National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Code of Conduct

Electra is committed to adhering to high standards of corporate governance. The Company’s Code of Conduct reflects its commitment to conduct its business in accordance with all applicable laws and regulations and the highest ethical standards. The Code of Conduct has been adopted by the Board and applies to every director, officer and employee of the Company. In addition, directors, officers and employees must also comply with corporate policies, including Electra’s Disclosure Policy and Insider Trading Policy.

The Code of Conduct requires high standards of professional and ethical conduct in the Company’s business dealings. Electra’s reputation for honesty and integrity is integral to the success of its business and no person associated with the Company will be permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. Electra’s business activities are always expected to be conducted with honesty, integrity and accountability.

The Board monitors compliance with the Code of Conduct through its Audit Committee, which oversees the Company’s anonymous whistleblower program. Any incidences of non-compliance would be reviewed by Management and reported to the Audit Committee or the Board.

Activities that may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. To ensure that directors exercise independent judgment, each director must disclose all actual or potential conflicts of interest or material interest and refrain from voting on matters in which such director has a conflict of interest. The director must also excuse himself or herself from any discussion on the matter.

Role of the Board

The primary responsibility of the Board is to supervise the management of the business and affairs of the Company. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and reliable financial and other information to Shareholders and engages in ethical and legal conduct.

The Company expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. The Chair does not have a second or casting vote in the case of equality of votes in any matter brought before the Board.

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of Electra’s stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively. New candidates for the Board are identified principally by the Compensation, Governance and Nominating Committee. In identifying new candidates for Board nomination, the Company looks for individuals with diverse backgrounds at the executive level. This ensures that best practices and experience across multiple industries can be applied in making strategic decisions for the Company.

In addition to the foregoing, each director is expected to:

•	Develop an understanding of Electra’s strategy, business environment, the market in which the Company operates and its financial position and performance;

•	Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

•	Diligently prepare for each Board and committee meeting by reviewing all of the meeting materials in advance of the meeting date;

•	Actively and constructively participate in each meeting and seek clarification when necessary to fully understand the issues being considered;

•	Leverage experience and wisdom in making sound strategic and operational business decisions; and

•	Demonstrate business acumen and a mindset for risk oversight.

Mandates

A copy of the Mandate of the Board of Directors outlining the role and responsibilities of the Board is included as Schedule 1 to this Circular. In order to delineate their respective roles and responsibilities, written position descriptions for the Chair of the Board and the CEO have been developed.

The responsibilities of the Chair include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, committees and the individual directors in effectively understanding and discharging their duties and responsibilities; overseeing all aspects of the Board and committee functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser and confidant to the CEO and other executive officers; and ensuring effective communications between the Board and Management. The Chair is also required to coordinate and preside at all meetings of the Board and Shareholders.

As the current Chair of the Board is not independent, the Board has appointed a Lead Director to support independent oversight and governance. The Lead Director provides leadership to the independent directors, including presiding over in camera sessions of the Board without management present, facilitating open and constructive communication among independent directors, and serving as a liaison between the independent directors and the Chair and Chief Executive Officer. The Lead Director also works with the Chair to ensure that the Board operates independently of management and that appropriate governance practices are maintained.

The responsibilities of the CEO include (subject to the oversight of the Board) general supervision of the business of the Company; providing leadership and vision to the Company; developing and recommending significant corporate strategies and objectives for approval by the Board; developing and recommending annual operating budgets for approval by the Board; and working with the Board on talent development and succession planning. The CEO communicates regularly with the Board to ensure that directors are being provided with timely and relevant information necessary to discharge their duties and responsibilities.

Risk Oversight

The Board oversees an enterprise-wide approach to risk management designed to support the achievement of the Company’s strategic and operational objectives, improve long-term performance and enhance Shareholder value. Risk oversight includes understanding the principal risks facing the Company, the processes management has implemented to identify, assess and manage those risks, and the level of risk that is appropriate in pursuing the Company’s business strategy.

The Board’s active involvement in setting and monitoring the Company’s strategy is a key component of its assessment of risk appetite and its oversight of material strategic, operational, financial and regulatory risks. The Board receives regular reporting from management on key risk exposures and mitigation strategies and reviews these matters in the context of the Company’s evolving business and capital markets activities.

Board Effectiveness

On an annual basis, the Board reviews its overall performance and effectiveness, as well as the effectiveness of its committees. This assessment includes consideration of the Board’s oversight of strategy, risk management and management performance, and the extent to which the Board’s composition and processes support effective decision-making.

The contributions of individual directors are also considered, taking into account the skills, experience and perspectives that each director brings to the Board and the role for which the director was originally nominated. The Board believes that this assessment process supports continuous improvement and effective governance.

The Board believes that the Company’s corporate governance practices are appropriate and effective given its size, stage of development and scope of activities. These practices are intended to balance effective oversight and accountability with operational flexibility, without imposing unnecessary administrative burden.

Director Orientation and Continuing Education

The Company does not currently maintain a formal written orientation program for new directors. New directors are provided with an orientation tailored to the Company’s circumstances, including briefings by the Chief Executive Officer and other members of management covering the Company’s business plan, strategic priorities, asset portfolio, operational activities, financial position, key risks and mitigation strategies, and material corporate policies. The Board believes this approach is appropriate given the Company’s size, level of activity, continuity of Board membership and frequency of interaction among directors and management.

The Board recognizes the importance of continuing education and ongoing director development. Continuing education is supported through site visits, regular communications from management, quarterly Board materials and access to management, auditors and technical advisors. Directors are encouraged to remain informed of industry developments, governance practices and changes in applicable laws and regulations, and the Company will reimburse reasonable costs associated with relevant continuing education undertaken by directors. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board.

Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation, Governance, and Nominating Committee, and the Operations Committee.

Audit Committee

The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Electra’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Electra’s financial statements; the external Auditors’ qualifications and independence; and the external Auditors.

More particularly, the Audit Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight of the integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the appointment and performance review of the independent Auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting and management of financial business risks that could materially affect Electra.

The Audit Committee is currently comprised of Mr. Alden Greenhouse (Chair), Ms. Susan Uthayakumar and Mr. John Pollesel. All members of the Audit Committee are financially literate and are independent.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. All members of the Audit Committee are “independent” within the meaning of NI 52-110.

All members of the Audit Committee are “financially literate” and “financial experts”, within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Company. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Company, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals’ financial sophistication.

Reference is made to Item 6C. “Board Practices – Audit Committee” and Item 16C. “Principal Accountant Fees and Services” in the Form 20-F that contains the information required by section 5.1 and Form 52-110F1 of Regulation 52-110. The Company’s 20-F is available on SEDAR+ at www.sedarplus.ca and a copy of same will be provided free of charge, upon request, to any shareholder of the Company.

Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee has been created to assist the Board in fulfilling its responsibility for developing and recommending corporate governance principles applicable to the Company and overseeing qualified individuals in Board and management positions. The Compensation, Governance and Nominating Committee also makes recommendations to the Board concerning executive compensation matters. The Compensation, Governance and Nominating Committee is responsible for the review and assessment of the compensation arrangements for the Company’s NEOs (as defined below). The Board (exclusive of the CEO, who is also a member of the Board) approves executive compensation. The Compensation, Governance and Nominating Committee rely on their experience and background in the mining and finance sectors, both as senior executives and as members of the boards of directors of other public companies and works with the Management to make executive compensation decisions in the best interests of the Company.

In assessing individual executive compensation, the Compensation, Governance and Nominating Committee, with input from Management, considers the compensation of the individual’s peers in comparable industries, the individual’s experience, performance and historical compensation and the overall performance of the Company.

The Compensation, Governance and Nominating Committee meets as required throughout the year in person or by telephone. There are typically four (4) scheduled meetings each year, including one to determine review compensation, including performance incentive entitlements, and another meeting to review long-term incentive grants for Board and management under the Company’s 2022 Amended and Restated LTIP. The assessments and determinations made at these meetings relate to the overall executive compensation package provided to NEOs. The Compensation, Governance and Nominating Committee also meets on an ad hoc basis throughout the year to review matters outside of the normal compensation review process.

Composition of the Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee is currently comprised of Mr. John Pollesel (Chair), Mr. Gerard Hueber and Ms. Jody Thomas, each of whom are independent.

As noted under each member’s “Director Profiles” located above, all members of the Compensation, Governance and Nominating Committee have direct experience relevant to their responsibilities concerning executive compensation. The members of the Compensation, Governance and Nominating Committee rely on their individual experiences as current or previous executives/directors of reporting issuers.

These experiences and the skills derived therefrom allow the members to appropriately make decisions on the suitability of the Company’s compensation policies and practices.

Operations Committee

The Operations Committee assists the Board in overseeing the Company’s construction, commissioning and operational activities, including those related to the refinery. The Committee provides oversight of key technical decisions, project execution, cost management and risk mitigation, with the objective of supporting safe, efficient and timely advancement of the Company’s assets.

The Committee also reviews and monitors operational risks, project timelines and capital deployment to ensure alignment with the Company’s strategic priorities and financial objectives. In carrying out its mandate, the Committee considers applicable regulatory requirements and industry standards and ensures that significant technical and operational matters are appropriately evaluated prior to implementation.

Composition of the Operations Committee

The Operations Committee is currently comprised of Messrs. Gerard Hueber (Chair), Alden Greenhouse and John Pollesel.

Meetings Attendance

The attendance record for the directors of the Company during the December 31, 2025 fiscal year is as follows:

Director	Number of Meetings Attended(1)
	Board Meetings	Audit Committee Meetings	Compensation, Governance and Nominating Committee Meetings	Operations Committee Meetings
David Stetson(2)	3 of 3	N/A	N/A	N/A
Trent Mell	7 of 7	N/A	N/A	3 of 3
John Pollesel	7 of 7	4 of 4	3 of 3	4 of 4
Alden Greenhouse(3)	7 of 7	4 of 4	N/A	1 of 1
Gerard Hueber(4)	2 of 3	N/A	N/A	1 of 1
Jody Thomas(5)	2 of 3	N/A	1 of 1	N/A
Susan Uthayakumar	4 of 7	3 of 4	0 of 1	N/A
C.L. “Butch” Otter(6)	3 of 4	N/A	N/A	N/A

Notes:

(1)	Reflects the number of meetings which each director was eligible to attend.
(2)	David Stetson was appointed as a director on August 21, 2025.
(3)	Alden Greenhouse was appointed as a director on February 25, 2025.
(4)	Gerard Hueber was appointed a director on October 15, 2025.
(5)	Jody Thomas was appointed a director on October 15, 2025.
(6)	C.L. “Butch” Otter resigned on October 15, 2025.

Operational Integrity and Responsible Sourcing

The Company is focused on producing battery materials in a responsible manner, with an emphasis on operational integrity, regulatory compliance and supply chain transparency.

The Company’s strategy is to provide a reliable and traceable supply of refined critical minerals to the North American and global markets. It sources cobalt for its refinery from commercial operations that it believes meet recognized industry standards and participates in industry frameworks, including the Cobalt Institute and the Responsible Minerals Initiative, which support supply chain risk management and third-party oversight.

The Company’s refinery utilizes a hydrometallurgical process designed to be less energy intensive than conventional methods and benefits from Ontario’s low-carbon electricity grid. The Company maintains a risk-based approach to environmental management and human rights, supported by policies and procedures focused on responsible sourcing, labour practices and stakeholder engagement.

Diversity Disclosure

Term Limits

Directors are to be elected at each annual meeting of Shareholders to hold office for a term expiring at the next annual general and special meeting of Shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the CBCA. The Compensation, Governance and Nominating Committee will be principally responsible for the nomination of new candidates for election by Shareholders to the Board. The Company has not adopted term limits for members of the Board or other mechanisms for Board renewal. The Compensation, Governance and Nominating Committee recognizes the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The Compensation, Governance and Nominating Committee and the Board also recognize that a director's experience and knowledge of the Company's business is a valuable resource. Accordingly, the Board believes that the Company and the Shareholders are best served by the regular assessment of the effectiveness of the Board rather than by fixed age, tenure and other limits. The Compensation, Governance and Nominating Committee also assesses the effectiveness of its approach to director nominations, including its consideration of diversity, as part of its ongoing evaluation of Board composition.

Designated Groups

The Board is committed to maintaining high standards of corporate governance in all aspects of the Company’s business and affairs and recognizes the benefits of fostering greater diversity in the boardroom. A fundamental belief of the Board is that a diversity of perspectives maximizes the effectiveness of the Board and decision-making in the best interests of the Company. As noted above, in identifying new candidates for Board nomination, the Company considers individuals with diverse backgrounds as one of several factors in its evaluation of potential nominees at the executive level. This ensures that best practices and experience across multiple industries can be applied in making strategic decisions for the Company. However, the Company has not adopted a formal written policy related to the identification and nomination of designated groups (as defined in the Employment Equity Act (Canada)) for directors. The Company nonetheless appreciates the value of a diverse Board and management and believes that diversity helps it reach its efficiency and skill objectives for the greater benefit of Shareholders.

No specific quota or targets for the representation of designated groups on the Board or executive officer positions has been adopted to allow the Compensation, Governance and Nominating Committee to perform an overall assessment of the qualities and skills of a potential candidate instead of concentrating on designated groups. When the Compensation, Governance and Nominating Committee selects candidates for the Board or for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, including whether the individual is a member of a designated group, to best bring together a selection of candidates allowing the Company to perform efficiently and act in the best interest of the Company and the Shareholders.

The Board currently includes two (29%) women and one (14%) visible minority, each of whom is being nominated for election at the Meeting. The management team currently includes one (17%) woman and one (17%) visible minority.

PART 4: EXECUTIVE COMPENSATION

Report of the Compensation, Governance, and Nominating Committee

The Company is pleased to provide important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for the financial year ended December 31, 2025. The Company’s executive compensation philosophy is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for Shareholders.

Our Approach to Compensation

The current compensation plan adopts a balanced approach between shorter-term results and longer-term strategic objectives and is designed with the following considerations in mind:

•	Linking compensation to the Company’s performance;
•	Emphasizing variable compensation that is contingent upon achievement of key business objectives;
•	Compensating executives at a level and in a manner that ensures Electra is capable of attracting, motivating and retaining superior talent; and
•	Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

To strengthen the alignment between pay and performance, a percentage of the senior executive officers’ compensation is variable in nature, in the form of cash bonuses and Options, RSUs, PSUs and/or DSUs under the 2022 Amended and Restated LTIP. The 2022 Amended and Restated LTIP provides the Company flexibility in the design of executive compensation programs, including vesting criterion contingent on future performance.

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes the principles and processes underlying the Company’s executive compensation program for its Chief Executive Officer, Chief Financial Officer and its three (3) other most highly compensated executive officers. These individuals are referred to in this compensation discussion and analysis as the “Named Executive Officers” (“NEOs”).

The Company’s approach to compensation is designed to support its strategic objectives, align the interests of executives with those of Shareholders, and attract and retain the talent required to execute its business plan.

Electra is in a critical stage of development, focused on advancing its refining operations and securing capital to support its growth strategy. As a result, the Company’s compensation framework emphasizes performance-based and equity-based compensation to align executive incentives with long-term value creation while maintaining a disciplined approach to cash expenditures.

The Compensation, Governance and Nominating Committee considers the implications of the risks associated with the Company’s compensation policies and practices and reports such implications to the Board. The Board strives to ensure that the members of the Compensation, Governance and Nominating Committee have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The Compensation, Governance and Nominating Committee believes that the executive compensation structure addresses potential risks by tying a portion of overall compensation to the achievement of certain milestones, including: (i) criteria relating to annual performance, in the case of bonus payments and (ii) vesting periods for Options or other Awards. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Named Executive Officers

During the financial year ended December 31, 2025, Electra’s NEOs were Trent Mell, Marty Rendall, the former Chief Financial Officer of the Company, Michael Insulan, Vice-President, Commercial of the Company and Heather Smiles, Vice-President Investor Relations and Corporate Development, and Mark Trevisiol, the former Vice-President, Project Development of the Company. David Allen, the current Interim Chief Financial Officer of the Company, was appointed on February 28, 2026 following Marty Rendall’s resignation.

Objectives of the Executive Compensation Program

The Board believes that a meaningful portion of executive compensation should be “at risk” and tied to the achievement of key objectives. Equity-based compensation is an important component of this approach, particularly given the Company’s focus on capital discipline. The Company’s executive compensation practices underpin several objectives:

•	Attract, motivate and retain highly qualified and experienced executives;
•	Recognize and reward contributions to the success of the Company as measured by the accomplishment of performance objectives;
•	Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;
•	Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;
•	Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Company competes; and
•	Protect long-term Shareholder interests by ensuring NEOs and other senior executives’ interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Executive Compensation Strategy

NEOs cannot control certain significant factors that impact financial results, including commodity prices, foreign exchange rates and regulatory uncertainty. Our compensation program design thus considers factors over which the executive officers can exercise control, such as advancing the Company’s strategic plan, meeting budget targets established by the Board at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. NEOs will participate in the compensation process and coordinate with the Board in setting target bonuses and objectives. The Board can subsequently exercise discretion in their award of compensation absent attainment of the relevant performance criteria or reduce or increase the size of any award or payout.

During the December 31, 2025 fiscal year, the Company prioritized recapitalization, strengthening its balance sheet, and advancing its refinery project toward construction and execution. Following the successful completion of financing and restructuring initiatives during the year, the Company reactivated select construction projects in November 2025 and prepare the project for the resumption of full construction and plant commissioning. The Board determined that meaningful progress was achieved in repositioning the Company and advancing its strategic objectives. Highlights in 2025 included:

Ontario Cobalt Sulfate Refinery

•	Completed recapitalization and secured funding to support the restart of construction at the Temiskaming Shores refinery
•	Received and staged the majority of long-lead equipment at site, supporting construction readiness
•	Advanced engineering, procurement and early works programs to position the project for execution
•	Completed detailed technical and cost reviews, identifying capital and operating efficiencies
•	Reactivated select construction activities in November 2025, following completion of financing initiatives
•	Hired key personnel at the site to oversee construction and operational readiness
•	Continued advancement of feedstock strategy, including execution of a cobalt hydroxide supply term sheet supporting future operation

Financing and Balance Sheet Strengthening

•	Secured a C$20 million funding commitment from the Government of Canada in March 2025
•	Secured a C$17.5 million funding commitment from Invest Ontario in September 2025
•	Completed a US$34 million equity financing in October 2025
•	Converted approximately US$40 million of convertible debt into equity
•	Secured approximately US$82 million in total funding from government and capital markets sources
•	Established an At-The-Market equity program to provide additional financing flexibility

Governance and Leadership

•	Strengthened Board and management through key appointments of CFO, VP Projects & Engineering, and three new directors of the Board
•	Added expertise in capital markets, government, defense and critical minerals supply chains
•	Enhanced governance and execution capabilities to support the next phase of development

Battery Recycling and Feedstock Development

•	Completed a feasibility-level engineering study for a modular battery recycling facility
•	Advanced hydrometallurgical processing capabilities
•	Initiated metallurgical testing of domestic cobalt feedstock sources, including Iron Creek (Idaho) and the Cobalt Camp (Ontario)
•	Continued development of a diversified North American supply chain

The Board assessed executive performance in the context of these achievements and the broader market environment. Compensation outcomes for the year reflect both Company performance and the importance of retaining key personnel during a critical phase of development.

Short-term incentives were aligned with key corporate milestones, including financing activities and project advancement. Long-term incentives continued to play a significant role in total compensation, reinforcing alignment with Shareholders and supporting retention.

The Board believes that the compensation outcomes for 2025 appropriately reflect performance and are aligned with the Company’s compensation philosophy.

2023 Special Bonus Program

In 2023, the Company implemented a one-time Special Bonus Program (“SBP”) to support the retention and motivation of senior leadership during a period of significant operational and financial uncertainty.

At that time, construction of the cobalt refinery had been paused due to supply chain disruptions, and global inflationary pressures that negatively impacted all aspects of the Refinery, including contractor labour rate, costs for concrete, steel, piping, and freight. The Company was advancing critical financing and development milestones for its cobalt sulfate refinery in a challenging capital markets environment. The Board determined that the successful execution of these milestones was essential to advancing the Company toward construction completion and future cash flow generation.

The SBP was established following a review conducted by the Company’s independent compensation advisor and was designed with the following objectives:

•	Retention of key executives during a period of heightened execution risk, during which four members of senior leadership team departed while the remaining four accepted temporary salary reductions;

•	Alignment with shareholder interests by directly linking the SBP incentives to the achievement of a construction financing plan and project-completion milestones; and

•	Incentivizing successful execution of strategic priorities critical to the Company’s long-term value.

The SBP was seen as preferable to increasing fixed compensation during this period, reflecting the Board’s focus on capital discipline and pay-for-performance alignment.

The structure of the SBP included:

•	No payout until $100 million in capital was secured for completion of the cobalt refinery construction
•	Thereafter, a 25% retention component was awarded in the form of a long-term incentive grant, payable following an additional 1-year service period; and
•	A 75% performance-based component, contingent on the achievement of financing in the case of the CEO and additional specified milestones related to project advancement for the other members of the executive team.

For the Chief Executive Officer, the performance-based component was primarily tied to achieving key capital formation thresholds. For other executives, payout of the performance-based component was contingent on both the achievement of financing milestones and additional operational and project-related key performance indicators established by the Board.

During 2025, the 25% retention component was paid to all participants. In addition, the Chief Executive Officer received payment of the performance-based component based on the achievement of capital formation milestones. For the remaining executives, the performance-based component remains subject to the achievement of applicable performance conditions in future periods.

The Board believes that the outcomes under the SBP appropriately reflect both the progress achieved and the disciplined application of performance criteria.

Peer Group Selection

The Company considers compensation practices among a peer group of publicly traded companies with similar operational characteristics, size, stage of development and geographic footprint. This peer group is used as a reference point rather than a prescriptive benchmark.

A diverse approach was taken to develop a peer group, with consideration for development stage companies and battery materials companies to account for Electra’s rapid growth and the emerging industry. Due to the limited number of cobalt and lithium companies at similar stages, a broader market capitalization range was applied to select the peer group.

For the 2025 financial year, the general criteria applied in selecting the comparator group were as follows:

a.	Business Content/ Scope – Peer group companies should operate in similar industries and/or sub-industries with comparable geographic location(s) and business/cost models.

b.	Size of Operations – Compensation availability and levels are typically aligned with size of operations and financial performance.

c.	Financial Performance – Market capitalization is a key determinant for similar comparison. Other indicators include assets and number of employees.

d.	Statistical Reliability and Validity – To ensure the compensation data is reliable and pay decision making has validity the ideal number of peer group companies should be between 10-15.

e.	Talent Competitors – The availability of executive talent or lack thereof presents attraction and retention challenges locally where a company operates and globally. Talent competitors need to be considered as they can impact compensation element movements; sometimes significantly.

Based on those criteria, the following group of companies was determined to be an appropriate comparator group during the most recently completed financial year end:

•	Aclara Resources Inc.
•	American Battery Technology Company
•	Aqua Metals, Inc.
•	First Mining Gold Corp.
•	Jervois Global Limited
•	Largo Inc.
•	Li-Cycle Holdings Corp.
•	Lithium Americas Corp.
•	Nouveau Monde Graphite Inc.
•	Sherritt International Corporation
•	STLLR Gold Inc.
•	Talon Metals Corp.

Compensation decisions are not determined solely based on peer group positioning. Instead, the Board considers individual performance, Company performance, retention considerations and the Company’s financial position.

Elements of Compensation

Compensation is comprised of three main components: base salary, annual bonus and Options and other long-term incentives.

(g)	Base Salary – Base salary represents approximately half of the CEO’s total compensation and a higher percentage of the Company’s compensation program for other NEOs. The Company’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the North American materials sector, specifically those focused on developing the battery materials supply chain.

(h)	Annual Bonus – Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking the achievement of corporate and individual goals and objectives with variable cash compensation in the form of an annual bonus.

(i)	Stock Options and other long-term incentives – The award of long-term incentives is intended to give each Option holder an interest in preserving and maximizing shareholder value in the longer term. In addition, the grant of Awards generally is intended to align the interests of executive officers with those of Shareholders and to enable the Company to attract and retain individuals with experience and ability. Award grants are considered when reviewing executive officer compensation packages as a whole. Options generally have a five-year term, are subject to vesting provisions of up to three years and carry an exercise price equal to the fair value of the Common Shares as at the granting date. DSUs vest one year from the grant date but may not be exercised until the director ceases to serve on the Board. PSUs generally vest in two (2) tranches over a 12-month period contingent on achieving strategic corporate objectives. There are 3,495,226 options, 566,557 DSUs, 0 PSUs and 179,000 RSUs outstanding as of the date of this Circular. The periodic award of Awards under the Company’s 2022 Amended and Restated LTIP is determined by the Board based on the recommendations of the Compensation, Governance and Nominating Committee, is discretionary and takes into account previous awards as well as typical market practices of the comparator group of companies.

Risks Associated with Compensation

The Board, through the Compensation, Governance and Nominating Committee, considers the potential risks associated with the Company’s compensation policies and practices and has not identified any risks that are reasonably likely to have a material adverse effect on the Company. The Company’s compensation structure is designed to support appropriate risk management through a balanced mix of fixed compensation and longer-term, equity-based incentives that align with sustained performance and Shareholder value creation.

The Compensation, Governance and Nominating Committee reviews the Company’s compensation practices on an ongoing basis and may adjust them as necessary to ensure continued alignment with the Company’s strategic objectives and risk profile. As previously noted, stock options and other equity-based awards are used to retain and motivate named executive officers by rewarding long-term development and growth.

While the Company does not apply a fixed schedule for granting equity-based awards, such grants are considered and approved by the Compensation, Governance and Nominating Committee and the Board, taking into account factors such as performance, retention considerations and market practice.

Financial Instruments

The Company’s NEOs and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For greater certainty, but without limiting the generality of the foregoing, such financial instruments include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Performance Chart

The following chart compares the yearly percentage change in the cumulative total shareholder return (“TSR”) on the Common Shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index and a peer group composite for the financial periods from 2020 through 2025, assuming a $100 initial investment with all dividends reinvested.

Notes:

(1)	On April 13, 2022, the Company consolidated its Common Shares on the basis of one new post-consolidation Common Share for every 18 pre-consolidation Common Shares.
(2)	On December 31, 2024, the Company effected a reverse split of its Common Shares on the basis of four (4) pre-reverse split Common Shares for every one (1) post-reverse split Common Share on the effective date of the reverse split (the “2024 Reverse Split”).

The Company believes that the S&P/TSX Composite Index provides a useful reference as a broad equity market benchmark, while the peer group composite provides a more relevant comparison to companies operating within the critical minerals and battery materials sector. The peer group composite is based on a selection of publicly traded companies with broadly comparable business models, development stages or exposure to battery materials, including American Battery Materials, Inc., Sherritt International Corporation, Nouveau Monde Graphite Inc., Lomiko Metals Inc., Li-Cycle Holdings Corp., Jervois Global Limited, Canada Nickel Company Inc., and Talon Metals Corp.

Over the 2020–2025 period, the Company’s share price performance has reflected both broader market conditions for battery materials and company-specific factors, including project development timelines, capital markets activity and balance sheet positioning. Earlier in the period, share price performance was more closely influenced by cobalt market dynamics. However, as the Company advances its strategy, valuation becomes increasingly driven by project execution, access to capital and progress toward construction and commissioning of its refinery.

In 2022 and 2023, share price performance was adversely impacted by inflationary pressures, supply chain disruptions and delays in project execution, which affected capital requirements and timelines across the sector. These challenges resulted in a pause in construction activities and necessitated a comprehensive review of the Company’s capital structure and project execution strategy.

Beginning in 2023, and continuing through 2024 and 2025, the Company undertook a significant recapitalization and repositioning of its business. This included strengthening its balance sheet, securing strategic funding and advancing the refinery project toward construction readiness. Over the most recent two- to three-year period, share price performance has been comparatively stable, reflecting the transition from a period of disruption to one of execution and project advancement. During this time, a number of companies within the peer group continued to experience broader market pressures, including project delays, capital constraints and, in certain cases, restructuring processes or balance sheet reorganizations, while other development-stage projects in the sector remained stalled or were not advanced.

The Company is focused on creating long-term Shareholder value through disciplined execution of its strategy, including advancing its refinery and related assets. The Compensation, Governance and Nominating Committee and the Board consider share price performance as one of several factors in evaluating executive compensation, alongside operational progress, strategic achievements and market conditions.

The Company’s compensation framework is designed to promote alignment with Shareholders by linking a significant portion of executive compensation to long-term share price performance through the use of equity-based incentives. This approach reinforces a focus on sustained value creation, recognizing that share price performance reflects both market conditions and the Company’s progress in executing its strategy. In addition, compensation outcomes for certain periods reflect amounts payable under the Company’s previously disclosed special bonus program established in 2023, which was a one-time, non-recurring initiative designed to support retention and execution of key strategic priorities during a period of significant transition.

Summary Compensation

The following table sets out, for the three most recently completed financial years, the compensation paid to or earned by each of the NEOs.

Summary Compensation Table

							Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	SBP(3) Share-Based Awards ($)	Option-Based Awards (1)(2) ($)	SBP(3) Option-Based Awards ($)	Annual Incentive Plan (3) ($)	All Other Compensation ($)	Total Compensation ($)
Trent Mell CEO	2025	453,366	-	-	793,110	396,555	895,000	-	2,538,031
	2024	432,308	-	-	512,013	-	220,000	1,368	1,165,689
	2023	390,769	461,628	-	256,944	-	25,000	1,430	1,135,771
Marty Rendall (4) CFO	2025	314,077	-	-	856,624	-	-	-	1,170,701
	2024	-	-	-	-	-	-	-	-
	2023	-	-	-	-	-	-	-	-
David Allen (5) Interim CFO	2025	-	-	-	-	-	-	-	-
	2024	411,379	-	-	51,201	-	-	-	462,580
	2023	-	-	-	-	-	-	-	-
Mark Trevisiol(6) VP, Project Development	2025	206,253	-	-	-	-	-	-	206,253
	2024	273,545	-	-	184,324	-	60,000	-	517,869
	2023	241,000	183,516	-	77,083	-	-	1,375	502,974
Michael Insulan VP, Commercial	2025	275,000	275,800	66,980	-	-	60,000	-	677,780
	2024	266,250	-	-	256,006	-	60,000	-	582,256
	2023	240,000	145,001	-	-	-	-	-	385,001
Heather Smiles(7) VP, Investor Relations and Corporate Development	2025	191,346	-	-	352,014	44,514	60,000	-	647,901
	2024	179,039	-	-	54,414	-	-	-	244,458
	2023	-	-	-	-	-	-	-	-

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	This column includes the grant date fair value of all Options granted by the Company to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment and were estimated using the Black-Scholes option pricing model. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across the industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes.
(3)	Management bonuses were paid based on achieving certain corporate objectives for the applicable years. Amounts payable under the Special Bonus Program (SBP) reflect the achievement of pre-established milestones and are non-recurring in nature, including the cash award of $895,000 and SBP Share- and Option-Based compensation.
(4)	Marty Rendall was appointed CFO on January 1, 2025 and resigned from the Company on February 28, 2026.
(5)	Mr. Allen was previously appointed as CFO on January 1, 2024 and retired on December 31, 2024. He subsequently rejoined the Company and became Interim CFO on February 28, 2026.
(6)	On October 15, 2025 Mr. Trevisiol left the position of Vice-President, Project Development of the Company.
(7)	Ms. Smiles was appointed Vice-President, Investor Relations and Corporate Development on January 15, 2024.

Senior Leadership Team

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was appointed President and Chief Executive Officer on March 2, 2017. Mr. Mell received an annual base salary of $400,000 in 2023 and in January 2023, the Company entered into a revised agreement with Mr. Mell, which provides for an annual incentive opportunity of up to 100% of base salary, contingent upon the achievement of corporate objectives established by the Board. In 2024, the Board approved an increase to Mr. Mell’s annual base salary to $450,000, effective May 1, 2024. In 2025, the Board approved a further increase to $475,000, effective November 1, 2025. In 2025, Mr. Mell received a payment of $895,000, which reflects compensation determined by the Board in recognition of performance during the year and includes amounts payable under the Company’s 2023 Special Bonus Program, which was established to support retention and execution of key strategic objectives over a multi-year period as described above.

David Allen – Interim Chief Financial Officer

On February 4, 2026, the Company entered into an engagement letter with Hive Advisory Inc. (“Hive”) for Hive to provide financial outsourcing services to the Company (the “Allen Agreement”). Pursuant to the Allen Agreement, David Allen was appointed as Interim Chief Financial Officer of the Company effective February 28, 2026 and performs all related services as a consultant. Pursuant to the Allen Agreement, Hive issues monthly invoices to Electra based on the number of hours worked during the period.

Marty Rendall – Former Chief Financial Officer

On December 17, 2024, Marty Rendall entered into an employment agreement with the Company (the “Rendall Agreement”) and was appointed as Chief Financial Officer of the Company effective on January 1, 2026. Mr. Rendall was paid an annual base salary of $320,000 prior to November 1, 2025, which was increased to $340,000 effective November 1, 2025, with a performance bonus at a target of 50% of his base salary contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. During 2025, Mr. Rendall was paid a salary of $314,077.

Mark Trevisiol – Former Vice President, Project Development

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was appointed as Vice President, Projects. Mr. Trevisiol was paid an annual base salary of $275,000 with a performance bonus at a target of 50% of his base salary contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. The Trevisiol Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below. During 2025, Mr. Trevisiol was paid a salary of $206,253.

Michael Insulan – Vice President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was appointed as Vice President, Commercial. Mr. Insulan receives an annual base salary, which was $275,000 prior to November 1, 2025, and was increased to $285,000 effective November 1, 2025. He is also eligible to receive a performance-based bonus with a target of 40% of base salary, contingent upon the achievement of corporate objectives established by the Board and the Chief Executive Officer. The Insulan Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below. In 2025, Mr. Insulan received a bonus payment of $60,000.

Heather Smiles – Vice President, Investor Relations and Corporate Development

On January 15, 2024, Heather Smiles entered into an agreement with the Company (the “Smiles Agreement”), and was appointed as Vice President, Investor Relations and Corporate Development. Ms. Smiles receives an annual base salary, which was $190,000 prior to November 1, 2025, and was increased to $200,000 effective November 1, 2025. She is also eligible to receive a performance-based bonus with a target of 35% of base salary, contingent upon the achievement of corporate objectives established by the Board and the Chief Executive Officer. In 2025, Ms. Smiles received a bonus payment of $60,000.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of December 31, 2025:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Exercise Price ($)(1)	Expiry Date	Value of Un-exercised in-the-money Options (2) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested (3) ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (3) ($)
Trent Mell	20,462	21.60	Jan. 19, 2027	-	-	-	28,641	31,792
	10,000	18.52	Nov. 11, 2027	-	-	-	-	-
	43,403	9.60	Mar. 10, 2027	-	-	-	-	-
	280,269	3.24	Feb. 12, 2028	-	-	-	-	-
	828,000	1.97	Oct. 28, 2028	-	-	-	-	-
Marty Rendall	125,000	2.60	Jan. 1, 2028	-	-	-	-	-
	464,000	1.97	Oct. 28, 2028	-	-	-	-	-
David Allen	28,027	3.24	Feb. 12, 2028	-	-	-	-	-
Mark Trevisiol	4,427	21.60	Oct. 15, 2026	-	-	-	7,202	7,994
	5,000	18.52	Oct. 15, 2026	-	-	-	-	-
	13,021	9.60	Oct. 15, 2026	-	-	-	-	-
	100,897	3.24	Oct. 15, 2026		-	-	-	-
Michael Insulan	6,944	24.84	Apr. 16, 2026	-	-	-	11,369	12,620
	4,427	21.60	Jan. 19, 2027	-	-	-	-	-
	140,135 -	3.24 -	Feb. 12, 2028 Oct. 27, 2028	- -	- 174,000	- 193,140	- -	- -
Heather Smiles	16,667	2.00	Jan. 15, 2028	-	-	-	-	-
	7,007	3.24	Feb. 12, 2028	-	-	-	-	-
	276,000	1.97	Oct. 28, 2028	-	-	-	-	-

Notes:

(1)	All grants and exercise prices adjusted on a post-2024 Reverse Split basis.
(2)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $1.11 for the Common Shares on the TSXV on December 31, 2025 (adjusted for a post-2024 Reverse Split basis) and the exercise price of the Options, multiplied by the number of unexercised Options.
(3)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $1.11 for the Common Shares on the TSXV on December 31, 2025 (adjusted for a post-2024 Reverse Split basis).

Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the financial year ended December 31, 2025:

Name	Option Based Awards – Value Vested During the Year (1) ($)	Share Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Trent Mell	-	-	-
Marty Rendall	-	-	-
David Allen	-	-	-
Mark Trevisiol	-	-	-
Michael Insulan	-	-	-
Heather Smiles	-	-	-

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options. All Options granted to the NEOs had an exercise price equal to the closing price of the Company’s Common Shares as of the date of grant.
(2)	The “Share Based Awards” encompass the PSUs, RSUs and DSUs that vested during 2025. The value reflects the value of the Common Shares issuable to each individual on the vesting date.
(3)	The “Non-Equity Incentive Plan Compensation – Value Earned During the Year” represents short term incentive bonus amounts earned in 2025 and paid in 2026.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

In accordance with the terms of the Mell Agreement, the Company may terminate the executive at any time without further obligation by providing notice based on the length of employment. Mr. Mell would be entitled to receive a payment equivalent to 24 months’ salary and bonus in the event the agreement is terminated without cause. The Company has also entered into a change of control agreement with Mr. Mell, pursuant to which Mr. Mell would be entitled to payments equivalent to the above in the event he is terminated within 12 months of a change of control event. A change of control event is defined as another party acquiring a controlling position in the Common Shares of the Company. Upon any of the termination or change of control payments noted above, there are no associated conditions for the terminated officers such as non-compete clauses. Mr. Mell must continue to adhere to his confidentiality requirements under the Company’s existing policies.

Mr. Rendall was appointed CFO of the Company on January 1, 2025. His employment agreement included provisions providing for severance of twelve months’ base salary in the event of termination without cause. In addition, in the event of a change of control of the Company, Mr. Rendall would have been entitled to a payment equal to 1.5 times his annual salary and bonus. Mr. Rendall resigned from the Company on February 28, 2026.

Mr. Allen rejoined the Company as Interim CFO on February 28, 2026. There are no change in control provisions under the Allen Agreement. The Allen Agreement terminates on May 31, 2026 unless otherwise extended.

In January 2023, the Insulan Agreement was amended to include severance provisions providing for payment of nine months’ salary in the event of termination without cause. In addition, in the event of a change of control of the Company, Mr. Insulan would be entitled to a payment equal to twelve months’ salary.

Mr. Trevisiol left the Company on October 15, 2025 and accordingly, would not have been entitled to any payment had a termination or change of control occurred on December 31, 2025.

The Smiles Agreement includes severance provisions providing for payment equal to six months salary in the event of termination without cause. In the event of a change of control of the Company, Ms. Smiles would be entitled to a payment equal to twelve months’ salary and bonus.

The following table discloses the estimated amounts payable to those NEOs under a termination or change of control. Amounts disclosed in the table below assume that the NEOs termination of employment and/or change of control occurred on December 31, 2025.

NEO	Payment due upon Termination ($)	Payment due upon Change of Control ($)
Trent Mell	1,900,000	1,900,000
Marty Rendall	340,000	765,000
David Allen	Nil	Nil
Mark Trevisiol	Nil	Nil
Michael Insulan	213,750	285,000
Heather Smiles	100,000	270,000

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding Options and exercise of current PSUs, RSUs and DSUs and the weighted-average exercise price of the outstanding Options in connection with the 2022 Amended and Restated LTIP as at December 31, 2025:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, PSUs, RSUs and DSUs	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by security holders
Options DSUs RSUs PSUs Total	3,911,726 428,085 179,000 - 4,518,811	$2.72	- - - 125,000 125,000
Equity compensation plans not approved by security holders	N/A(2)	N/A	N/A
Total	4,518,811		125,000

Notes:

(1)	The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company (inclusive of the 250,000 Common Shares reserved for issuance under the ESP Plan (as defined herein)), shall not exceed 20% of the total issued and outstanding Common Shares.
(2)	On October 28, 2025 and March 31, 2026, the Company granted an aggregate of (i) 1,600,000 Options, (ii) 190,459 DSUs and (iii) 174,000 RSUs under the Company’s 2022 Amended and Restated LTIP which were above the maximum limits set forth in the 2022 Amended and Restated LTIP. Shareholder approvals of the 2022 Amended and Restated LTIP and Over-Allotment Awards are being sought at the Meeting. For more details, see “Business of the Meeting – Ratification of Previous Grants Under the 2022 Amended and Restated LTIP”.

2022 Amended and Restated LTIP

The purpose of the 2022 Amended and Restated LTIP is to make a meaningful portion of incentive compensation contingent on the achievement of key strategic, financial and operational objectives that are critical to the Company’s ongoing growth and long-term value creation. In particular, the LTIP provides the Board with the flexibility to grant equity-based awards that support the long-term success of the Company by:

(a)	facilitating the attraction and retention of qualified directors, employees and consultants;
(b)	encouraging participants to focus on the achievement of critical long-term objectives; and
(c)	aligning the interests of participants with those of the Company and its Shareholders.

Consistent with the Company’s stage of development and focus on capital discipline, the Company has historically utilized long-term incentive awards as an alternative to cash-based compensation. This approach enables the Company to conserve cash resources while rewarding performance, supporting retention and reinforcing alignment with Shareholder interests.

An “Award” means an Option, performance share unit (“PSU”), restricted share unit (“RSU”) and deferred share unit (“DSU”) granted under the 2022 Amended and Restated LTIP.

The following table summarizes the key provisions of the 2022 Amended and Restated LTIP. Defined terms used below not otherwise defined in the Circular shall have the meaning set out in the 2022 Amended and Restated LTIP.

Eligible Participants	For all Awards, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive Awards under the 2022 Amended and Restated LTIP.
Types of Awards	Options, PSUs, RSUs and DSUs.
Number of Securities Issued and Issuable

Assuming approval of the LTIP Resolution at the Meeting, the aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all Awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall be not more than 10,990,784 Common Shares. In addition to the foregoing, assuming shareholders approve the LTIP Resolution at the Meeting:

•        up to a maximum of 440,000 Common Shares may be reserved for issuance upon conversion of RSUs;

•        up to a maximum of 440,000 Common Shares may be reserved for issuance upon conversion of PSUs;

•        up to a maximum of 1,385,784 Common Shares may be reserved for issuance upon conversion of DSUs; and

•        up to a maximum of 8,725,000 Commons Shares may be reserved for issuance upon the exercise of Options.

Plan Limits

When combined with all of the Company’s other previously established security-based compensation arrangements, including the limitation imposed on the maximum number of Common Shares which may be issued pursuant to the exercise or redemption and settlement of DSUs, PSUs, RSUs and Options set out above, the 2022 Amended and Restated LTIP shall not result in the grant:

•        to any one person in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 5% of the issued and outstanding Common Shares, calculated at the date of grant, unless the Company has obtained the requisite disinterested shareholder approval to the grant;

•        to any one consultant in any 12-month period which could, when exercised, result in the issuance of Common Shares exceeding 2% of the issued and outstanding Common Shares, calculated at the date of grant;

•        of Options in any 12-month period, to persons employed or engaged by the Company to perform Investor Relations Activities which could, when exercised, result in the issuance of Common Shares exceeding, in aggregate, 2% of the issued and outstanding Common Shares, calculated at the date of grant;

•        to any Insider (as defined in the terms of the 2022 Amended & Restated LTIP) which could, when exercised, result in the issuance of Common Shares to Insiders (as a group) exceeding ten percent (10%) of the issued and outstanding Common Shares at any point in time, calculated at the date of the grant, unless the Company has obtained the requisite disinterested shareholder approval to the grant;

•        to any Insider which could, when exercised, result in the grant or issuance of Common Shares to Insiders (as a group) exceeding ten percent (10%) of the issued and outstanding Common Shares in any 12 month period, calculated at the date of grant, unless the Company has obtained the requisite disinterested shareholder approval to the grant; or

•        of RSUs, PSUs or DSUs to persons employed or engaged by the Company to perform Investor Relations Activities.

Definition of Market Price	“Market Price” at any date in respect of the Common Shares shall be, the closing trading price of such Common Shares on the TSXV on the last trading day immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on a TSXV, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion.
Assignability	An Award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s representatives.

Amending Procedures

The Board may at any time or from time to time, in its sole and absolute discretion and without shareholder approval, amend, suspend, terminate or discontinue the 2022 Amended and Restated LTIP and may amend the terms and conditions of any Awards granted thereunder, provided that no amendment may materially and adversely affect any Award previously granted to a participant without the consent of the participant. Provided that any amendments made to the 2022 Amended and Restated LTIP shall be made following TSXV requirements. By way of example, amendments that do not require shareholder approval and that are within the authority of the Board include but are not limited to:

•        Amendments of a “housekeeping nature”;

•        Any amendment for the purpose of curing any ambiguity, error or omission in the 2022 Amended and Restated LTIP or to correct or supplement any provision of the 2022 Amended and Restated LTIP that is inconsistent with any other provision of the 2022 Amended and Restated LTIP;

•        An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the shares are listed;

•        Amendments respecting administration and eligibility for participation under the 2022 Amended and Restated LTIP;

•        Changes to the terms and conditions on which Awards may be or have been granted pursuant to the 2022 Amended and Restated LTIP, including changes to the vesting provisions and terms of any Awards;

•        Any amendment which alters, extends or accelerates the terms of vesting applicable to any Award;

•        Changes to the termination provisions of an Award or the 2022 Amended and Restated LTIP which do not entail an extension beyond the original fixed term.

Notwithstanding the foregoing, shareholder approval shall be required for the following amendments (unless such an amendment is prohibited by TSXV requirements in which case such amendment cannot be made):

•        Reducing the exercise price of Options, or cancelling and reissuing any Options to in effect reduce the exercise price;

•        Extending (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU, RSU or DSU will be forfeited or terminated per its terms, other than in circumstances involving a blackout period; and

•        Increasing the fixed maximum number of shares reserved for issuance under the 2022 Amended and Restated LTIP;

•        Permitting Awards granted under the 2022 Amended and Restated LTIP to be transferable or assignable other than for estate settlement purposes;

•        Amending the definition of “Eligible Person” to permit the introduction or reintroduction of participants on a discretionary basis; and

•        Revising any shareholder approval requirements needed under the 2022 Amended and Restated LTIP.

Financial Assistance	The Company will not provide financial assistance to participants under the 2022 Amended and Restated LTIP.
Other

In the event of a change in control, the Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding Options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to any required approval of the TSXV and subject to completion of the change in control, and has the discretion to accelerate vesting.

The 2022 Amended and Restated LTIP further provides that if the expiry date or vesting date of Options is during a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period, subject to certain requirements of the TSXV as set out in the 2022 Amended and Restated LTIP. In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price	The exercise price, vesting, expiry date and other terms and conditions of the Options are determined by the Board. The exercise price shall in no event be lower than the Market Price of the shares at the date of grant, less any allowable discounts.
Term	Options shall be for a fixed term and exercisable as determined by the Board, provided that no Option shall have a term exceeding ten years.
Vesting	All Options granted under the 2022 Amended and Restated LTIP will be subject to such vesting requirements as may be imposed by the Board, with all Options issued to consultants performing Investor Relations Activities vesting in stages over at least 12 months with no more than 1/4 of the Options vesting in any three-month period.

Exercise of Option	The participant may exercise Options by payment of the exercise price per Common Share subject to each Option.
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Vesting	Expiry of Vested Options
	Death	Unvested Options automatically vest as of the date of death	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death
	Disability	Options continue to vest following the terms of the Option until the date that is one year following the date of disability	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of disability
	Retirement	Options continue to vest following the terms of the Option until the date that is one year following the date of retirement	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of retirement
	Resignation	Unvested Options as of the date of resignation automatically terminate and shall be forfeited

Options expire on the earlier of the scheduled expiry date of the Option and three months following the date of resignation

Options granted to Persons engaged primarily to provide Investor Relations Activities expire on the earlier of the scheduled expiry date of the Option and 30 days following the date of resignation

Termination without Cause / Constructive Dismissal (No Change in Control)

Unvested Options granted prior to the Original LTIP Date automatically vest as of the Termination Date

Unvested Options granted from and after the Original LTIP Date continue to vest following the terms of the Option until the date that is one year following the Termination Date

Options expire on the earlier of the scheduled expiry date of the Option and one year following the Termination Date
Change in Control

Options granted before the Original LTIP Date shall vest and become immediately exercisable, subject to any required approvals of the TSXV

Options from and after the Original LTIP Date do not vest and become immediately exercisable upon a change in control, unless:

•      the successor fails to continue or assume the obligations under the 2022 Amended and Restated LTIP or fails to provide for a substitute Award, or

•      if the Option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control,

subject to any required approvals of the TSXV

Options expire on the scheduled expiry date of the Option
Termination with Cause

Options granted prior to the Original LTIP Date that are unvested as of the Termination Date automatically terminate and shall be forfeited

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

Vested Options granted prior to the Original LTIP Date shall expire on the earlier of the scheduled expiry date of the option and three months following the Termination Date

Options granted from and after the Original LTIP Date, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

B. Performance Share Units
PSU Terms	A PSU is a notional security but, unlike other equity-based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to PSUs under the 2022 Amended and Restated LTIP (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the Board at the time of the grant.
Vesting	PSUs do not vest, and cannot be paid out (settled), until the completion of the performance cycle. For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.
Settlement	At the grant date, the Board shall stipulate whether the PSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the PSUs in the holders’ account.
C. Restricted Share Units
RSU Terms	An RSU is a notional security that entitles the recipient to receive cash or shares at the end of a vesting period. The terms applicable to RSUs under the 2022 Amended and Restated LTIP (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the Board at the time of the grant.
Credit to RSU Account	As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.
Vesting	RSUs vest upon lapse of the applicable restricted period. For employees, vesting generally occurs in three equal instalments on the first three anniversaries of the grant date. For directors, one-third of the Award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.
Settlement	At the grant date, the Board shall stipulate whether the RSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the RSUs in the holders’ account.
D. Deferred Share Units
DSU Terms

A DSU is a notional security that entitles the recipient to receive cash or shares upon resignation from the Board (in the case of directors) or at the end of employment. The terms applicable to DSUs under the 2022 Amended and Restated LTIP (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant. The deferral feature strengthens alignment with the long-term interests of shareholders.

Credit to DSU Account	As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one share on such record date.
Vesting	DSUs are fully vested upon grant.
Settlement	DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of the Company. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, shares, or a combination of both, in an amount equal to the Market Value of the notional shares represented by the DSUs in the holders’ account.

E. PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reason for Termination	Treatment of Awards
Death

Outstanding Awards that were vested on or before the date of death shall be settled as of the date of death. Outstanding Awards that were not vested on or before the date of death shall vest immediately and be settled as of the date of death, prorated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death.

Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of death.

	Disability	In the case of RSUs and DSUs, outstanding Awards as of the date of disability shall continue to vest for a period no longer than one year of the date of disability and be set with their terms. In the case of PSUs, outstanding PSUs as of date the of disability shall vest and be settled following their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of disability.
	Retirement	Outstanding Awards that were vested on or before the date of retirement shall be settled as of the date of retirement. Outstanding Awards that would have vested on the next vesting date following the date of retirement shall be settled as of the earlier of such vesting date and the date that is one year from the date of retirement. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the date of retirement.
	Resignation	Outstanding Awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the Awards shall in all respects terminate.
	Termination without Cause / Constructive Dismissal (No Change in Control)	Outstanding Awards that were vested on or before the Termination Date shall be settled as of the Termination Date. Outstanding Awards that would have vested on the next vesting date following the Termination Date (in the case of PSUs, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the participant’s performance for the applicable performance period(s) up to the Termination Date), shall be settled as of the earlier of such vesting date and the date that is one year from the Termination Date. Subject to the foregoing, any remaining Awards shall in all respects terminate as of the Termination Date.
Change in Control

Awards do not vest and become immediately exercisable upon a change in control, unless:

• the successor fails to continue or assume the obligations under the 2022 Amended and Restated LTIP or fails to provide for a substitute Award, or

• if the Award is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.

	Termination with Cause	Outstanding Awards (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

Any Common Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the 2022 Amended and Restated LTIP and any Common Shares subject to an Award that is settled in cash and not Common Shares shall again be available for future Awards under the 2022 Amended and Restated LTIP.

The above summary is subject to the full text of the 2022 Amended and Restated LTIP which is available on SEDAR+ at www.sedarplus.ca.

2024 ESP Plan

The 2024 Employee Share Purchase Plan (the “ESP Plan”) provides eligible employees of the Company and certain designated affiliates (each, an “ESP Plan Participant”) with a cost-efficient mechanism to acquire Common Shares and participate in the equity of the Company through payroll deductions.

The ESP Plan is intended to support the Company’s compensation objectives by promoting employee share ownership and reinforcing alignment with Shareholders. In particular, the ESP Plan is designed to: (i) support the attraction, motivation and retention of employees and officers in a competitive labour market; and (ii) foster a culture of ownership by enabling employees to participate directly in the long-term performance of the Company.

The following summarizes certain key provisions of the ESP Plan. Capitalized terms used but not otherwise defined in this Circular have the meanings ascribed to them in the ESP Plan.

•	Assuming approval of the ESP Plan Resolution, a maximum of 400,000 Common Shares are reserved for issuance under the ESP Plan, representing approximately 0.4% of the issued and outstanding Common Shares as at the Record Date, calculated on an undiluted basis.

-	The number of Common Shares reserved for issuance under the ESP Plan, together with all other security-based compensation arrangements of the Company and its subsidiaries, shall not exceed 20% of the issued and outstanding Common Shares at the applicable time.

-	In the event of any change in the Common Shares, including by way of stock dividend, consolidation, subdivision, reclassification or otherwise, appropriate adjustments will be made to the number of Common Shares available under the ESP Plan in accordance with its terms.

•	The Common Shares issuable under the ESP Plan is subject to several restrictions:

-	the aggregate number of Common Shares issuable at any time to Insiders (as defined in the ESP Plan) under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries shall not, in the aggregate, exceed 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis;

-	within any one-year period, the Company shall not issue to Insiders under the ESP Plan and all other security-based compensation arrangements of the Company and its subsidiaries, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, calculated on a non-diluted basis; and

-	within any one-year period, the Company shall not issue to any one Person (and companies wholly-owned by that Person) under the ESP Plan and all other security-based compensation arrangements of the Company and its Subsidiaries, in the aggregate, a number of Common Shares exceeding five percent (5%) of the issued and outstanding Common Shares, calculated on a non-diluted basis.

•	Any eligible employee may elect to participate in the ESP and contribute money (the “Employee Contribution”) to the ESP Plan in any calendar quarter by delivering to the Company a completed and executed “Enrolment and Contribution Election Form” authorizing the Company to deduct the Employee Contribution from the ESP Plan Participant’s Base Annual Salary (as defined in the ESP Plan) in equal instalments beginning in the first quarterly period in which the eligible employee enrolls in the ESP Plan. Such direction will remain effective until: (i) the ESP Plan Participant’s employment is terminated (as described more fully below), (ii) the ESP Plan Participant’s Retirement (as defined in the ESP Plan), (iii) the ESP Plan Participant elects to withdraw from the ESP Plan by delivering a completed and executed “Withdrawal Form”, or (iv) the Board terminates or suspends the ESP Plan, whichever is earlier.

•	The Employee Contribution, as determined by the ESP Plan Participant, shall be a minimum of 1% and must not exceed 10% of the ESP Plan Participant’s Base Annual Salary (before deductions). The Employee Contribution may be changed by the ESP Plan Participant once each calendar year by delivering a completed and executed “Contribution Adjustment Form” to the Company.

•	For each quarterly period during a calendar year, the Company will credit (or notionally credit) each ESP Plan Participant’s account (each, an “ESP Account”) with an amount equal to 100% of the amount of the Employee Contribution (the “Company Contribution”).

•	The Company will credit an ESP Plan Participant’s ESP Account with notional grants of Common Shares for each quarterly period in an amount equal to the quotient obtained when (i) the aggregate contribution then held by the Company in trust for an ESP Plan Participant at the end of each quarterly period, is divided by (ii) the “Market Value” of the Common Shares as at the end of each quarterly period. Appropriate adjustments to ESP Account notional credits will be made in the event of changes in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise. For purposes of the ESP Plan, “Market Value” means, on any date, the volume weighted average price of the Common Shares traded on the TSXV for the six (6) consecutive trading days prior to such date or, if the Common Shares are not then listed on the TSXV, on such other stock exchange as determined for that purpose by the Board (or such other committee of the directors appointed to administer the ESP Plan) in its discretion.

•	Additional notional Common Shares will be credited to an ESP Account in respect of the existing notional Common Shares then credited whenever cash or other dividends are paid on the Common Shares. Additional notional Common Shares credited on this basis shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such ESP Plan Participant if the notional Common Shares then credited to the ESP Account of such ESP Plan Participant as at the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as at the date on which the dividend is paid on the Common Shares.

•	An ESP Plan Participant shall only be entitled to receive Common Shares upon the notional Common Shares recorded in his or her ESP Account becoming vested. Notional Common Shares credited to the ESP Plan Participant’s ESP Account will vest as follows:

-	In respect of the Employee Contribution, notional Common Shares will vest immediately upon the earlier of (i) a Change of Control (as defined in the ESP Plan) of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year.

-	In respect of the Company Contribution, notional Common Shares will vest on the terms set in the sole discretion of the Board (or such other committee of the directors appointed to administer the ESP Plan). However, if the Board (or such other committee) has not specified the vesting terms of a particular issuance of Common Shares credited to the “ESP Account” of an ESP Plan Participant, such Common Shares shall vest immediately upon the earlier of (i) a Change of Control of the Company, (ii) the Retirement of the ESP Plan Participant, (iii) the commencement of the total disability of the ESP Plan Participant, (iv) the death of the ESP Plan Participant, and (v) December 31st of any calendar year, provided that such ESP Plan Participant has not (a) been terminated by the Company or a designated affiliate (with or without cause), or (b) ceased employment with the Company or a designated affiliate as a result of resignation or some other reason other than Retirement (“Termination” or “Terminated”) before December 31st of such calendar year.

-	If an ESP Plan Participant is terminated before the notional Common Shares credited to his or her ESP Account becoming vested, the amount of the Company Contribution shall be credited (or notionally credited) back to the Company.

•	To settle notional Common Shares, the Company, in its sole discretion, shall either:

-	within ten (10) days from the end of each calendar year, issue for the account of each ESP Plan Participant, fully paid and non-assessable Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year;

-	within ten (10) days from the end of each calendar year, purchase or arrange for the purchase on the market, on behalf of each ESP Plan Participant, such number of Common Shares equal to the number of notional Common Shares credited to the ESP Account of such ESP Plan Participant as of December 31st of such calendar year; or

-	within ten (10) days from the end of each calendar year, settle notional Common Shares by some combination of issuing and purchasing in accordance with the above.

•	Common Shares issued to ESP Plan Participants under the ESP Plan may be made subject to any holding period as deemed appropriate or as required under applicable securities laws.

•	In the event of the Termination of an ESP Plan Participant, the ESP Plan Participant shall automatically cease to be entitled to participate in the ESP Plan.

•	The Board (or such other committee of the directors appointed to administer the ESP Plan) may from time to time amend, suspend or terminate (and re-instate) the ESP Plan in whole or in part without approval of the Shareholders of the Company, but subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSXV.

•	The Board has broad discretion to amend the ESP Plan without seeking the approval of Shareholders, including, without limitation, amendments to the ESP Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty. However, the Company may not make the following amendments to the ESP Plan without the approval of Shareholders and the TSXV: (i) an amendment to remove or exceed the insider participation limit prescribed by the TSXV Corporate Finance Manual; (ii) an amendment to increase the maximum number of Common Shares issuable under the ESP Plan; and (iii) an amendment to an amending provision within the ESP Plan.

•	Except as otherwise may be expressly provided for under the ESP Plan or pursuant to a will or by the laws of descent and distribution, no right or interest of an ESP Plan Participant under the ESP Plan is assignable or transferable.

The above summary is subject to the full text of the ESP Plan which is available on SEDAR+ at www.sedarplus.ca.

Proportion of Common Shares Held by Directors and Executive Officers

Collectively, as of the date hereof, the directors and executive officers of the Company, as a group, own directly or indirectly 266,899 Common Shares representing approximately 1.5% of the issued and outstanding Common Shares.

PART 5: DIRECTOR COMPENSATION

The following table discloses the particulars of the compensation provided to the non-executive directors of the Company for the financial year ended December 31, 2025:

Non-Executive Director Compensation
(Financial Year Ended December 31, 2025)

Name	Annual Fees – Cash ($)	Share-Based Awards ($)	Option-Based Awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
David Stetson(2)	-	128,444	-	-	-	-	173,444
John Pollesel(3)	45,000	104,607	-	-	-	-	173,444
Alden Greenhouse(4)	19,024	76,830	-	-	-	-	95,854
Gerard Hueber(5)	-	60,085	-	-	-	-	60,085
Jody Thomas(6)	4,231	60,085	-	-	-	-	64,316
Susan Uthayakumar(7)	-	103,819	-	-	-	-	103,819
C.L. “Butch” Otter(8)	34,038	-	-	-	-	-	34,038

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	David Stetson was appointed a director on August 21, 2025 and was granted 53,100 DSUs in 2025
(3)	John Pollesel was granted 65,200 DSUs in 2025.
(4)	Alden Greenhouse was appointed a director on February 25, 2025 and was granted 39,000 DSUs in 2025.
(5)	Gerard Hueber was appointed a director on October 15, 2025 and was granted 30,500 DSUs in 2025.
(6)	Jody Thomas was appointed a director on October 15, 2025 and was granted 30,500 DSUs in 2025.
(7)	Susan Uthayakumar was granted 52,700 DSUs in 2025.
(8)	C.L. “Butch” Otter resigned on October 15, 2025.

Narrative Discussion

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources.

Executive Compensation-Related Fees

The Company did not retain any compensation consultants in 2025.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the non-executive directors of the Company as of December 31, 2025:

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Exercise Price(1) ($)	Expiry Date	Value of Unexercised in-the-money Options (2) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested(3) ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (3) ($)
David Stetson(4)	-	-	-	-	50,800	56,388	2,300	2,553
John Pollesel	5,556 44,843	21.60 3.24	Jan. 19, 2027 Feb. 12, 2028	- -	40,600	45,066	74,560	82,762
Alden Greenhouse(5)	-	-	-	-	30,500	33,855	8,500	9,435
Gerard Hueber(6)	-	-	-	-	30,500	33,855	-	-
Jody Thomas(7)	-	-	-	-	30,500	33,855	-	-
Susan Uthayakumar	2,778 22,422	21.60 3.24	Jan. 19, 2027 Feb. 12, 2028	- -	30,500	33,855	60,626	67,295
C.L. “Butch” Otter(8)	2,778 22,422	21.60 3.24	Oct. 15, 2026 Oct. 15, 2026	- -	- -	-	21,488	23,852

Notes:

(1)	All grants and exercise prices adjusted on a post-2024 Reverse Split basis.
(2)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $1.11 for the Common Shares on the TSXV on December 31, 2025 (adjusted for a post-2024 Reverse Split basis) and the exercise price of the Options, multiplied by the number of unexercised Options.
(3)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $1.11 for the Common Shares on the TSXV on December 31, 2025 (adjusted for a post-2024 Reverse Split basis).
(4)	David Stetson was appointed as a director on August 21, 2025.
(5)	Alden Greenhouse was appointed as a director on February 25, 2025.
(6)	Gerard Hueber was appointed a director on October 15, 2025.
(7)	Jody Thomas was appointed a director on October 15, 2025.
(8)	C.L. “Butch” Otter resigned on October 15, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned by each non-executive director of the Company during the financial year ended December 31, 2025:

Name	Option Based Awards – Value Vested During the Year (1)	Share Based Awards – Value Vested During the Year (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
David Stetson(3)	-	4,531	-
John Pollesel	-	92,692	-
Alden Greenhouse(4)	-	27,280	-
Gerard Hueber(5)	-	-	-
Jody Thomas(6)	-	-	-
Susan Uthayakumar	-	85,338	-
C.L. “Butch” Otter(7)	-	5,178	-

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options.
(2)	The “Share Based Awards” encompass the DSUs that vested during 2025. The value reflects the value of the Common Shares issuable to each individual on the DSU vesting date, which is the grant date.
(3)	David Stetson was appointed as a director on August 21, 2025.
(4)	Alden Greenhouse was appointed as a director on February 25, 2025.
(5)	Gerard Hueber was appointed a director on October 15, 2025.
(6)	Jody Thomas was appointed a director on October 15, 2025.
(7)	C.L. “Butch” Otter resigned on October 15, 2025.

PART 6: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of the date hereof, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the 2022 Amended and Restated LTIP, and as may be set out herein.

Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or executive officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

Other than as disclosed elsewhere in this Circular, the management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Company or its subsidiaries.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Shareholder Proposals

A Shareholder intending to submit a proposal at the Company’s next annual meeting of Shareholders must comply with the applicable provisions of the CBCA. The Company will include a Shareholder proposal in the management proxy circular prepared for such annual meeting of Shareholders provided such proposal and declarations as required by the CBCA are received by the Company at its registered office at least 90 days before the anniversary of the previous year’s annual reference date and provided such proposal is required by the CBCA to be included in the Company’s management proxy circular.

Shareholders should carefully review the provisions of the CBCA relating to a Shareholder proposal and consult with a legal advisor.

Additional Information

Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca. The Company’s financial information is provided in its audited financial statements and MD&A for the year ended December 31, 2025, which are available for review under the Company’s profile on SEDAR+. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3; or (ii) e-mail to info@ElectraBMC.com.

Approval of Directors

The contents and the sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director and to the Auditors of the Company have been approved by the Board.

DATED at Toronto, Ontario, the 30th day of April, 2026.

By Order of the Board of Directors,
“Trent Mell”
Trent Mell
President and Chief Executive Officer

Electra Battery Materials Corporation	Mandate of the Board of Directors

SCHEDULE 1:
MANDATE OF THE BOARD OF DIRECTORS

Electra battery materials corporation

Mandate of the board of directors

Adopted: April 8, 2022

The board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) is responsible for the stewardship of the business and affairs of the Company. In this regard, the Board establishes policies, procedures and reporting mechanisms to safeguard company assets and ensure its long-term development, profitability and viability. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs. The Board’s primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives.

The Board delegates to the senior officers the responsibility for managing the day-to-day business of the Company. The Board discharges its responsibilities to oversee management directly and through the Audit Committee, Compensation, Governance, and Nominating Committee and Sustainability Committee. In addition to its standing committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. At all times, the Board will retain its oversight function and ultimate responsibility for matters that the Board may delegate to Board committees.

I.	APPLICATION

The Board will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties. The Board shall have the authority to, at its sole discretion and at the Company’s expense, retain and set the compensation of outside legal or other advisors, as necessary to assist in the performance of its duties and responsibilities.

II.	COMPOSITION AND MEETINGS

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Compensation, Governance, and Nominating Committee, in accordance with the Company’s constating documents. The Board will be comprised of a majority of “independent” directors within the meaning of the applicable listing standards of Nasdaq and National Instrument 58-101 – Disclosure of Corporate Governance Practices adopted by the Canadian Securities Administrators.

The Board shall choose one of its members to be its Chair by majority vote, which Chair shall have the duties and responsibilities set out in the Position Description for the Chair of the Board. The Chair should be an independent director. Where this is not appropriate, an independent director will be appointed to act as “lead director.”

Electra Battery Materials Corporation	Mandate of the Board of Directors

The Board may delegate certain matters it is responsible for to the committees of the Board. The Board shall appoint from among its members the members of each committee of the Board, in consultation with the relevant committee of the Board.

The Board will meet at least quarterly, or more frequently as circumstances dictate. Each director has a responsibility to attend and participate in meetings of the Board. The Board and the Chair may invite any executive, employee or such other person or external advisor as it deems appropriate to attend and participate in any portion of any Board meeting, and may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities. The independent members of the Board will also meet in camera, as required, without the non-independent directors and members of management before or after each regularly scheduled meeting.

III.	RESPONSIBILITIES AND DUTIES OF THE BOARD

To fulfill its responsibilities and duties, the Board among other things shall be responsible for the following:

(a)	Oversight of Management

•	Delegating to the CEO and other senior executives the authority over the day-to-day management of the business and affairs of the Company.

•	Approving the appointment of the Chief Executive Officer and the other officers of the Company and, together with the CEO, developing a written position description for the role of the CEO. The Board, directly or through the Compensation, Governance, and Nominating Committee, is also responsible for approving the annual compensation of the Chief Executive Officer and the other officers of the Company.

•	Ensuring that management succession planning programs are in place, including programs to recruit management with the highest standards of integrity and competence and train, develop and retain them.

•	Establishing and updating the Company’s executive compensation policy and ensuring that such policy aligns management’s interests with those of the shareholders.

•	Promoting a culture of integrity throughout the Company consistent with the Code of Conduct.

•	Meeting on a regular basis at least four times per year.

(b)	Business Strategy

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business. This will include the following:

•	The review and approval of management’s proposed annual budget, and the monitoring of the Company’s performance against both strategic objectives and the annual budget.

•	Reviewing and approving the Company’s annual and short-term corporate objectives developed by management.

Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

•	Providing input to management on emerging trends and issues that may affect the business of the Company, its strategic plan or its annual budget.

(c)	Financial and Risk Matters

•	Reviewing and approving the Company’s annual budget presented by management.

•	Ensuring the Company adopts and follows appropriate policies and procedures for the accuracy of its financial statements and returns along with the timely reporting and disclosure of financial information shareholders and regulators as required.

•	Reviewing and approving the Company’s annual audited financial statements and unaudited interim financial statements and the notes for each, as well as the annual and interim Management’s Discussion and Analysis, Management Proxy Circular, and other public offering documents.

•	Reviewing and approving the Company’s annual earnings press releases, including any pro forma or non-IFRS information included therein, and their filing and disclosure.

•	Overseeing, directly and through the Audit Committee, the quality and integrity of the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements.

•	Reviewing and monitoring, directly and through the Audit Committee, the independence, qualifications, appointment and performance of the Company’s external auditor.

•	Overseeing, directly and through the Audit Committee, the process implemented to ensure integrity of the Company’s internal controls over financial reporting and management information systems.

(d)	Corporate Governance

•	Overseeing the development of the Company’s approach to corporate governance, including guidelines that set out the expectations of directors, including basic duties and responsibilities with respect to matters such as attendance at Board meetings and advance review of meeting materials.

•	Requires necessary knowledge, skills and expertise on the part of Directors to allow them to contribute effectively to the achievement of corporate objectives including a reasonable representation of mining industry professionals.

•	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Ensuring that the Board receives from officers the information and input required to enable the Board to effectively perform its duties.

•	Overseeing the assessment of the effectiveness of the Board, its Committees and individual directors on an annual basis by the Compensation, Governance, and Nominating Committee.

•	In conjunction with the Compensation, Governance, and Nominating Committee, providing an orientation program for new directors to the Board and continuing education opportunities for all directors.

(e)	Ethical and Legal Compliance and Risk Management

•	Reviewing and approving the Company’s Code of Business Conduct and Ethics

•	Reviewing and monitoring:

•	compliance with the Code of Business Conduct and Ethics and other ethical standards adopted by the Company; and

•	the Company’s compliance with applicable legal and regulatory requirements, though notwithstanding the foregoing and subject to applicable law, nothing contained in this Mandate is intended to require the Board to ensure the Company’s compliance with applicable laws or regulations.

•	Overseeing the processes by which the principal risks of the Company are identified, assessed and managed and ensuring that appropriate risk management systems are implemented and maintained with a view to achieving a proper balance between risks incurred and the creation of long-term sustainable value to shareholders.

(f)	Other

•	Approving and reviewing the Company’s controls and procedures, including the Disclosure Policy and any other policies that address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company and its wholly owned subsidiaries is conducted.

•	Monitor the effectiveness of the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion and to ensure that communications with the public are timely, factual, accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements.

•	Adopt and oversee a process to enable shareholders and other interest parties to communicate directly with the Board.

•	Monitor the effectiveness of the Company’s sustainability practices with a view to satisfying itself that the Company’s actions are consistent with the goal of zero harm to people, the environment and host communities. This commitment means the Company will strive to act consistently in all of its operations in relation to health & safety, the environment, community relations and social development.

Electra Battery Materials Corporation	Mandate of the Board of Directors

•	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s governance guidelines.

•	Performing any other activities consistent with this Mandate, the Company’s constating documents, and governing laws that the Board determines are necessary or appropriate.

IV.	RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Board and Lead Director.

If the chair is not an independent director then the independent lead director should act as the effective leader of the Board and ensure the Board’s agenda will enable it to successfully carry out its duties. See the Position Description for the Chair of the Board and Lead Director for more detail.

V.	LIMITATION ON COMMITTEE’S DUTIES

The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Members of the Board are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided and representations made by management as to any audit or non-audit services provided by the external auditor.

Nothing in this Mandate is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Mandate is not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Mandate should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

VI.	REVIEW OF MANDATE

The Compensation, Governance, and Nominating Committee of the Board will review and reassess the adequacy of this Mandate from time to time and recommend any proposed changes to the Board for approval.

Electra Battery Materials Corporation	Mandate of the Board of Directors

Appendix A

electra battery materials corporation

POSITION DESCRIPTION FOR THE CHAIR OF THE BOARD AND LEAD DIRECTOR

Adopted: April 8, 2022

The Chair (the “Chair”) of the board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) shall be appointed in accordance with the Board Mandate. If the Chair is not an independent director within the meaning of National Instrument 52-110 – Audit Committees or by applicable United States securities laws and exchange requirements, an independent director will be appointed to act as lead director of the Board (the “Lead Director”).

DUTIES AND RESPONSIBILITIES OF THE CHAIR

Leadership and Governance

(a)	Providing overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board, and individual directors of the Board (the “Directors”).

(b)	Working with the other Directors to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities.

(c)	Fostering ethical and responsible decision making by the Board, the committees of the Board and individual Directors.

(d)	Providing advice, counsel and mentorship to the senior executives of the Company and fellow Directors.

Board Meetings

(e)	Ensuring the Board meets according to its regular schedule and otherwise as required.

(f)	Chairing the meetings of the Board, including requiring appropriate briefing materials to be delivered to the Board in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation by individual Directors and ensuring clarity and due recording of decisions of the Board.

(g)	Preparing or causing to be prepared agendas for meetings of the Board in consultation with any chairs of the committees of the Board and the Lead Director, as appropriate.

(h)	Ensuring that the Board and its committees have the appropriate resources to support their work, in particular, accurate, timely and relevant information.

(i)	Creating a cooperative atmosphere where Directors are encouraged to openly discuss, debate and question matters requiring their attention in a constructive and productive fashion.

(j)	Ensuring that the independent Directors meet in a separate in camera session, as deemed necessary or advisable by the Board.

Electra Battery Materials Corporation	Mandate of the Board of Directors

Board Committees

(k)	Providing oversight of the chairs of the Board’s committees so that such chairs ensure that that the duties and responsibilities of the committees of the Board are carried out in accordance with the charters of such committees.

(l)	Assisting the committees of the Board in bringing their recommendations forward to the Board for consideration.

(m)	Assisting the Compensation, Governance, and Nominating Committee in identifying and assessing potential candidates for nomination as Directors.

Senior Executives

(n)	Ensuring the Board works in an open and productive manner with senior executives of the Company and receives appropriate and timely information, material and reports from senior executives of the Company in order to permit the Board to effectively discharge its duties and responsibilities.

Other Duties

(o)	Chairing meetings of the shareholders of the Company.

(p)	Carrying out such other duties and responsibilities as the Board may request from time to time.

II.	APPOINTMENT OF LEAD DIRECTOR

The Chair should be an independent Director; however, where this is not appropriate, an independent Director will be appointed to act as Lead Director. The Lead Director should act as the effective leader of the Board and ensure the Board’s agenda will enable it to successfully carry out its duties. The Lead Director shall facilitate the functioning of the Board independently of the senior executives of the Company and provide independent leadership to the Board and to the Directors.

If the Chair is an independent Director, no Director shall be appointed to act as Lead Director.

III.	DUTIES AND RESPONSIBILITIES OF THE LEAD DIRECTOR

(a)	Working collaboratively, as appropriate, with the Chair and the Chief Executive Officer of the Company with respect to Board governance and Board processes.

(b)	Providing independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company.

(c)	Providing advice, counsel and mentorship to the senior executives of the Company and fellow Directors.

(d)	In consultation with the Chair, working to facilitate an effective relationship between senior executives of the Company and the Directors.

Electra Battery Materials Corporation	Mandate of the Board of Directors

(e)	Working with the Chair and other senior executives of the Company, as appropriate and as required, in assisting to monitoring progress of their respective mandates and duties.

(f)	Ensuring the proper flow of information to the Board.

(g)	Ensuring that the independent Directors have the opportunity to meet separately without non-independent Directors and senior executives of the Company present, as required.

(h)	To the extent applicable, chairing the meetings of the independent Directors and prepare the agendas for such meetings.